Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
June 6, 2008	BY:	/s/ Isao Ishizaka
Isao Ishizaka
General Manager General Affairs Department Administration Group

[Translation]
NOTICE OF CONVOCATION
OF
THE 112TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice:
This is a translation from Japanese of a notice distributed to shareholders in Japan. The translation is prepared solely for the convenience of foreign shareholders. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

TDK Corporation
Tokyo, Japan

[Translation]
Securities Code No. 6762

To: Shareholders
June 6, 2008

TDK Corporation (the “Company” or “TDK”) 13-1, Nihonbashi 1-chome Chuo-ku, Tokyo

Hajime Sawabe Chairman & Representative Director
NOTICE OF CONVOCATION OF
THE 112TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
Dear Shareholder:
     You are hereby notified that the 112th Ordinary General Meeting of Shareholders will be held as stated below. You are respectfully requested to attend the meeting.
     In the event that you are unable to attend the meeting, you may exercise your votes using either of the methods described below. Please vote by 5:20 p.m. on June 26, 2008 (Thursday), after carefully reading the attached Reference Document for Shareholders Meeting.
[Voting by Mail]
Please indicate your approval or disapproval of the proposals to be resolved on the voting form enclosed herewith and return it to the Company by the abovementioned deadline.
[Voting via the Internet]
Please enter your approval or disapproval of the proposals to be resolved by the abovementioned deadline .

Particulars

1.	Date and Time:	10:00 a.m. on June 27, 2008 (Friday)

2.	Place of the Meeting:	Technical Center of the Company, 9th Floor
15-7, Higashi-Ohwada 2-chome, Ichikawa-shi,
Chiba Prefecture

3.		Purposes of the Meeting:

Matters to Be Reported:

1.
Report on Business Report and Consolidated Financial Statements for the 112th Business Year (from April 1, 2007 to March 31, 2008), and Report on Audit Results of Consolidated Financial Statements for the 112th Business Year by the Accounting Auditor and the Board of Company Auditors;

			2.	Report on Non-Consolidated Financial Statements for the 112th Business Year (from April 1, 2007 to March 31, 2008).

Matters to Be Resolved:

		First Item:	Appropriation of Retained Earnings
		Second Item:	Issuance of Stock Acquisition Rights as Stock Option Scheme for Stock Compensation-Type Plan for Corporate Officers
		Third Item:	Issuance of Stock Acquisition Rights as Stock Option Scheme for key employees of the Company and for TDK Group directors and key employees
		Fourth Item:	Election of seven (7) Directors
		Fifth Item:	Provision of Bonus to Directors as a Group
		Sixth Item:	Presentation of Retirement Allowance to the Retiring Director

4. Validity of Votes
 If you vote by both mail and the Internet, then the Internet vote will be counted as valid.
‚ If you vote multiple times via the Internet, your last vote will be counted as valid.

5. Others
	(1)	If you are attending the meeting, please kindly submit the voting form at the reception.
(2)
In the event there are amendments made to the Reference Document for Shareholders Meeting, Business Report, Non-Consolidated Financial Statements, or Consolidated Financial Statements, such amendments may be found at the Company’s website (http://www.tdk.co.jp/).

- End -

(Documents Attached to the Notice of Convocation
of the Ordinary General Meeting of Shareholders)
Attached Document (1)
BUSINESS REPORT

(	From: April 1, 2007 To: March 31, 2008)
1. Business Conditions
(1) Business Conditions and Results of TDK Group
Looking at economic conditions worldwide during the past fiscal year, the U.S. economy saw consumer spending and capital expenditures slow in the second half as a result of rising energy and material prices and other factors. This happened at the same time as housing investment continued to plummet due to a credit crunch. European economies, meanwhile, remained firm, underpinned by strong capital expenditures and increasing consumer spending. In Asia, economic conditions were healthy due to continued expansion, particularly in China. The Japanese economy, while seeing housing investment drop in the wake of amendments to The Building Standard Law of Japan, was resilient during the past fiscal year, thanks to increasing capital expenditures and exports. However, a rapid appreciation in the value of the yen from the beginning of 2008 had a negative impact on exporters.
In the electronics market, which has a major bearing on the TDK Group’s performance, fiscal 2008 saw a steady increase in production of flat-screen TVs, home game consoles, notebook PCs, HDDs, and mobile phones. This growth, together with an increase in the number of electronic components in finished products driven by their increasing sophistication and features, led to higher demand for electronic components. The increasing use of electronics in automobiles also increased demand for electronic components.
In this operating environment, the TDK Group responded to this increasing demand for electronic components and stepped up efforts to prioritize businesses. Actions included boosting output of multilayer ceramic chip capacitors and other products, making Densei-Lambda KK a wholly owned subsidiary, purchasing assets from Alps Electric Co., Ltd., and acquiring a Thai-based manufacturer of suspension assemblies for HDDs. TDK also transferred its TDK brand recording media sales business.
Consolidated operating results were as follows:
(¥ in millions)

	FY2007	FY2008	YoY Change
Net sales	862,025	866,285	0.5%
Operating income	79,590	87,175	9.5%
Income before income taxes	88,665	91,505	3.2%
Net income	70,125	71,461	1.9%
Basic net income per common share (¥)	529.88	551.72	21.84 (increased)

(2) Segment Information of TDK Group
TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media segment. The following is a summary of sales by segment.
Sales by product sector were as follows:
[Consolidated]
(¥ in millions)

Segment and Product Sector			Share of Sales (%)	YoY
	Main Applications	Amount		Change
				(%)

Electronic materials and components		818,115	94.4	7.8

Electronic materials	AV, office, communications and other types of equipment; automobiles, etc.	200,101	23.1	0.4

Electronic devices	AV, office, communications and other types of equipment; automobiles, etc.	209,089	24.1	5.5

Recording devices	PCs and PC peripherals, etc.	334,734	38.6	9.8

Other electronic components	Office equipment, communications equipment, etc.	74,191	8.6	31.2

Recording media	Entertainment, data storage, professional broadcasting, etc.	48,170	5.6	-53.3

Total		866,285	100.0	0.5

Incl. overseas sales		714,172	82.4	3.4

  Note:  Sales amounts, share of sales and year-on-year change are rounded to the nearest unit.

[I. Electronic Materials and Components Segment]
Segment net sales rose 7.8% from ¥758,821 million to ¥818,115 million (U.S.$8,181,150 thousand).
 Electronic Materials
Sales in the electronic materials sector edged up 0.4% from ¥199,243 million to ¥200,101 million (U.S.$2,001,010 thousand).
[Capacitors]
Sales increased slightly year on year, reflecting higher sales of multilayer ceramic chip capacitors, the main product in the capacitors category, to the auto market and other sectors, which outweighed lower sales for use in PCs and mobile phones.
[Ferrite cores and magnets]
Sales of ferrite cores and magnets rose year on year, as higher magnet sales countered lower ferrite core sales.
‚ A Electronic Devices
Sales in the electronic devices sector increased 5.5% from ¥198,199 million to ¥209,089 million (U.S.$2,090,890 thousand).
[Inductive devices]
Sales of inductive devices increased year on year, mainly as a result of higher sales of power line coils and signal line coils used in flat-screen TVs and of common-mode filters for the auto market.
[High-frequency components]
Sales of high-frequency components increased year on year, the result mainly of higher sales for PC applications.
[Other products]
Sales of other products were down year on year, with sensor and actuator sales falling mainly due to price declines and power supplies recording a slight drop due in part to the termination of some products.
ƒ B Recording Devices
Sector sales increased 9.8% from ¥304,822 million to ¥334,734 million (U.S.$3,347,340 thousand).
[HDD heads]
Sales increased year on year, as HDD head sales volume increased on the back of higher unit production of HDDs, which was driven by growth in demand for HDDs for use in PCs. Another factor was the increasing storage capacity of HDDs.
[Other]
Category sales increased year on year, with lower “other heads” sales offset by the inclusion from this fiscal term of the sales of a Thai-based manufacturer of suspension assemblies for HDDs, which was consolidated in November 2007.
„ Other Electronic Components
Sector sales (including anechoic chambers, mechatronics (production equipment) and energy devices (rechargeable batteries)) climbed 31.2% from ¥56,557 million to ¥74,191 million (U.S.$741,910 thousand), the result of higher anechoic chamber and energy device sales, and strong sales of new products.
[II. Recording Media Segment]
Segment sales dropped 53.3% from ¥103,204 million to ¥48,170 million (U.S.$481,700 thousand). Sales dropped sharply year on year due to the August 2007 transfer of the TDK brand recording media sales business.
[Audiotapes and videotapes]
Sales of audiotapes and videotapes declined year on year, reflecting the effect of the sales business transfer and falling demand amid an ongoing switch to digital data storage.

[Optical media]
There was a decline in optical media sales year on year, the result of lower sales of CD-Rs and DVDs following the sales business transfer. On the other hand, sales of internally produced Blu-ray Discs increased.
[Other products]
Sales of other products decreased year on year despite higher sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers on the back of rising demand. The main reason for the overall fall in sales was lower sales of accessories and other products following the sales business transfer.
*Linear Tape-Open, LTO, the LTO logo, Ultrium and the Ultrium Logo are trademarks of HP, IBM and Quantum in the U.S. and other countries.
(3) Capital Expenditures and Fund Procurement of TDK Group
Consolidated capital expenditures were ¥84,312 million, the result of substantial investments in fields TDK regards as strategically important for growth.
In the electronic materials and components segment, capital expenditures totaled ¥81,957 million. The bulk of the capital expenditures were for improving facilities to develop and produce next-generation HDD heads with higher areal density and for facilities to increase production and rationalize operations for multilayer ceramic chip capacitors, inductive devices and ferrite cores and magnets.
In the recording media segment, capital expenditures totaled ¥2,355 million, mainly for facilities to develop and mass produce next-generation optical media products such as Blu-ray Discs and for facilities to increase and rationalize production of LTO-standard tapes.
Funds for these capital expenditures were provided by cash on hand.
(4) Acquisition of Shares, Equity Interests and Stock Acquisition Rights of Other Companies
1. Acquisition of a manufacturer of HDD suspension assemblies
The Company, on August 29, 2007, concluded an agreement to acquire 74.32% of the total issued shares of Magnecomp Precision Technology Public Company Limited (MPT; the headquarters are in Thailand), a manufacturer of HDD suspension assemblies, from Magnecomp International Limited (“Magnecomp International”; the headquarters are in Singapore) for U.S.$123 million. Based on the agreement, the Company acquired 64.32% of MPT’s common stock in November 2007, making it a subsidiary. An additional 10.00% is scheduled for purchase in June 2009.
Additionally, the Company carried out two takeover bids for MPT shares (the first one: from November 19, 2007 to December 25, 2007; the second one: from February 18, 2008 to April 24, 2008) and purchased MPT shares in the market. As a result, as of April 30, 2008, the percentage of votes for MPT held by the Company totaled 89.65%. The Company plans to make MPT a wholly-owned subsidiary in the future.

2. Densei-Lambda KK becomes a wholly owned subsidiary
The Company carried out a public tender offer (from September 27, 2007 to November 8, 2007) for the common stock and stock acquisition rights of consolidated subsidiary Densei-Lambda KK with the aim of drastically and smoothly reorganizing the power supplies business and power supplies-related parts business of the TDK Group. Through a series of subsequent actions, the Company had made Densei-Lambda KK a wholly owned subsidiary at the end of the fiscal year under review.
(5) Acquisition or Disposition of Businesses of the TDK Group and Businesses of Other Companies
1. Acquisition of assets of Alps Electric Co., Ltd. (related to HDD magnetic head business) The Company, on March 15, 2007, concluded a contract to acquire assets related to the HDD magnetic head business of Alps Electric Co., Ltd. (the headquarters are in Ota Ward, Tokyo, Japan; the shares are listed on the First Section of the Tokyo Stock Exchange), with which the Company had previously reached a basic agreement on this acquisition. The contract was approved at meetings of the Board of Directors of both companies on September 26, 2007.
2. Transfer of sales business of TDK brand recording media
The Company, on April 19, 2007, reached a basic agreement with Imation Corporation (Imation; the headquarters are in Minnesota, the U.S.A.) for the transfer of the sales business of TDK brand recording media and the license to use the TDK brand for recording media products. The transfer of the business and procedures for licensing were completed on August 1, 2007. Payment for the transfer consisted of Imation common stock and cash. Additionally, the Company acquired additional shares of common stock of Imation on December 5, 2007, making Imation an affiliate accounted for by the equity method. At the end of the business year under review, the Company’s investment ratio in Imation totaled 20.68%.

(6) Assets and Earnings in the Past Four Business Years

[Consolidated Results]				(¥ in millions)

	Term	109th	110th	111th	112th
		(Apr. 1, 2004	(Apr. 1, 2005	(Apr. 1, 2006	(Apr. 1, 2007
		to Mar. 31,	to Mar. 31,	to Mar. 31,	to Mar. 31,
Item		2005)	2006)	2007)	2008)
Net sales		657,853	795,180	862,025	866,285
Operating income		59,830	60,523	79,590	87,175
Net income		33,300	44,101	70,125	71,461
Basic net income per common share (¥)		251.71	333.50	529.88	551.72
Total assets		808,001	923,503	989,304	935,533
Stockholders’ equity		639,067	702,419	762,712	716,577
Dividends per share (¥)		70.00	90.00	110.00	130.00

Notes:	1.	Consolidated amounts (except Dividends per share) have been rounded to the nearest unit.
	2.	Net income and basic net income per common share in the consolidated income statement and total assets and stockholders’ equity in the consolidated balance sheet for the 109th term have been restated due to corrections to consolidated results on July 15, 2005. These corrections resulted from correction notices received from the Tokyo Regional Taxation Bureau on June 29, 2005 based on the transfer pricing taxation system.
	3.	Basic net income per common share is computed based on the average number of shares issued during the relevant fiscal year after deducting treasury stock.
	4.	The total cash dividend for the 112th business year is ¥130.00 per share, including a year-end dividend of ¥70.00 per share. The year-end dividend is scheduled for approval at the 112th Ordinary General Meeting of Shareholders on June 27, 2008.
(7) Pressing Issues
In the electronics industry, the TDK Group’s core area of business, growth is anticipated in the future along with ongoing technical progress that aims for energy conservation, ubiquity, safety, and reliability. For example, demand is expected to increase for end-user products (consumer goods) like digital home appliances that are thinner and smaller, mobile phones that are faster and offer greater capacity, and automobiles boosting more electronics and that are electrically powered. This is particularly true for BRICs (Brazil, Russia, India, and China) and other emerging markets, where major growth is expected. At the same time, the electronics industry is a highly competitive industry where the strong survive and the weak can perish quickly.
The TDK Group is presently implementing its new three-year medium-term plan, with the business year ended March 31, 2008 the inaugural year. The basic thrust of the medium-term plan is “strengthening our manufacturing (monozukuri) capabilities and growing together with customers.” Three measures have been established to realize the goals of this plan: 1) creating highly customized products by cooperating with customers; 2) strengthening manufacturing capabilities; and 3) optimally using and allocating resources. We plan to step up the pace of specific actions in line with these initiatives.
Another way of expressing the idea of monozukuri is “competitiveness expressed by quality, price, delivery time, and the environment.” As one front-line example of this concept, by building quality into each process, the TDK Group is delivering high-quality, highly reliable products to our customers (subsequent process), and is working to reduce costs through VE (Value Engineering) and VA (Value Analysis), and also to reduce inventory levels by further shortening the lead time for development, design, and manufacturing. In terms of the environment, the TDK Group is not simply creating products that factor in energy conservation, laws and regulations (such as the EU’s RoHS Directive), customer requests, and social trends, but is also working to reduce the burden its business activities place on the environment, such as by reducing CO2 emissions.
As a manufacturer of electronic materials and components, the TDK Group will increase its earnings power through the swift and steady improvement of these basic elements. In the business year ending March 31, 2009, there are many pressing challenges. These include: 1) operational launch of a new plant for expanding the capacitor business; 2) development of the power supplies business through a new framework that incorporates Densei-Lambda KK; and 3) further strengthening of the magnetic heads business following the acquisition of assets of Alps Electric Co., Ltd. and a manufacturer of suspension assemblies for HDDs. TDK Group employees will unite in working to resolve these issues and increase our earnings power.
In order to continue growing, the TDK Group will strive to bolster its manufacturing capabilities by placing emphasis on its worksites and effectively utilizing its management resources within the Group. Moreover, in order to accelerate business development or expand business by capturing synergies, the TDK Group will give careful consideration to the option of M&As (corporate acquisitions).
To this end, the TDK Group is strengthening its business via the front line, and is building a sound corporate culture with a constant recognition that it is a member of society. As such, the “TDK Code of Ethics” clearly states that TDK will comply with social norms, including laws and regulations, as a good corporate citizen. The TDK Group asks each of its members to act with pride not only as a member of society, but as a member of the TDK Group. The TDK Group is also aiming to manage the company so as to earn the confidence of all stakeholders, including shareholders.
The TDK Group asks for even greater support and encouragement from shareholders.
(8) Principal Businesses of TDK Group
The TDK Group is principally engaged in the manufacture and sale of electronic materials and components, as well as recording media. Major products by segment and product sector are as follows:

Segment and Product Sector	Major Products
Electronic materials and components
Electronic materials	Multilayer ceramic chip capacitors, rare-earth magnets, ferrite magnets, ferrite cores
Electronic devices	Inductors (coils and transformers), high-frequency components, power supplies, sensors, piezoelectric materials
Recording devices	HDD heads, HDD suspension assemblies
Other electronic components	Anechoic chambers, mechatronics, energy devices
Recording media	Audiotapes, Blu-ray Discs, tape-based data storage media for computers

(9) Major Business Offices and Plants of TDK Group
      The Company:

Types of offices	Location
Head Office	13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo
Business Offices	Sendai, Yokohama, Nagoya, Matsumoto, Osaka, Hiroshima, Fukuoka
Plants	Chokai Plant (Akita Pref.), Akita Plant (Akita Pref.), Kisakata Plant
(Akita Pref.), Inakura Plant (Akita Pref.), Narita Plant (Chiba Pref.),
Shizuoka Plant (Shizuoka Pref.), Kofu Plant (Yamanashi Pref.),
Chikumagawa Techno Plant (Nagano Pref.)
Asama Techno Plant (Nagano Pref.)
Mikumagawa Plant (Oita Pref.)
Research & Development	Technical Center (Chiba Pref.) Materials & Process Development Center (Chiba Pref.)

   ‚   Subsidiaries:

Classification	Name of Company (Location of Headquarters)
Management and Supervision	TDK U.S.A. Corporation (The State of New York, U.S.A.) TDK Europe S.A. (Bascharage, Luxembourg) TDK China Co., Ltd. (Shanghai, China)
Sales	TDK Electronics Corporation (The State of New York, U.S.A.)
TDK Corporation of America (The State of Illinois, U.S.A.)
TDK Electronics Europe GmbH (Düsseldorf, Germany)
TDK Singapore (Pte) Ltd. (Singapore)
TDK (Shanghai) International Trading Co., Ltd. (Shanghai, China)
Production	Headway Technologies, Inc. (The State of California, U.S.A.)
TDK (Malaysia) Sdn. Bhd. (The State of Negri Sembilan, Malaysia)
TDK Taiwan Corporation (Taipei, Taiwan)
TDK Hong Kong Company Limited (Hong Kong, China)
SAE Magnetics (Hong Kong) Limited (Hong Kong, China)
TDK Xiamen Co., Ltd. (Xiamen, China)
TDK-MCC Corporation (Nikaho-shi, Akita Pref.)
Densei-Lambda KK (Shinagawa-ku, Tokyo)

(10) Principal Subsidiaries:
      Status of Principal Subsidiaries:

Name of Company	Capital	Percentage of Votes (%)	Outline of Principal Business
TDK U.S.A. Corporation (U.S.A.)	US$459,550 thousand	100.0	Management and supervision of U.S. subsidiaries
Headway Technologies, Inc. (U.S.A.)	US$163,161 thousand	*100.0	Manufacture and sale of electronic materials & components
TDK Corporation of America (U.S.A.)	US$3,800 thousand	*100.0	Sale of electronic materials & components
TDK Taiwan Corporation (Taiwan)	NT$424,125 thousand	95.4	Manufacture and sale of electronic materials & components
TDK Hong Kong Company Limited (Hong Kong)	HK$25,500 thousand	100.0	Manufacture and sale of electronic materials & components
SAE Magnetics (Hong Kong) Limited (Hong Kong)	HK$50 thousand	*100.0	Manufacture and sale of electronic materials & components
TDK Xiamen Co., Ltd. (China)	RMB489,683 thousand	*100.0	Manufacture and sale of electronic materials & components
TDK Europe S.A. (Luxembourg)	Euro 252,113 thousand	100.0	Management and supervision of European subsidiaries
TDK Electronics Europe GmbH (Germany)	Euro 46,544 thousand	*100.0	Sale of electronic materials & components
TDK-MCC Corporation (Japan)	¥1,000 million	100.0	Manufacture of electronic materials & components
Densei-Lambda KK (Japan)	¥2,976 million	*100.0	Manufacture and sale of electronic materials & components

Notes:	1. Capital and percentage of votes held by the Company have been rounded down to the nearest unit.
2.* Denotes percentage of votes held by the Company including indirect holdings.
‚   Business Combinations:
The number of consolidated subsidiaries totals 91 (domestic 18, overseas 73) for the business year under review. There were 88 (domestic 19, overseas 69) companies in total for the previous business year. During the business year under review, there was a decrease of 1 in domestic subsidiaries (2 transfers and 1 acquisition) and an increase of 4 in overseas subsidiaries (an increase of 10, including the MPT acquisition, and a decrease of 6 due to the transfer to Imation).
Affiliates as to which the equity method of accounting has been applied was previously 6 (domestic 4, overseas 2); there are now 7 (domestic 4, overseas 3) for the fiscal year under review, due to Imation being newly subject to the method.

(11) Employees:
Employees of TDK Group:

Number of Employees	Changes from preceding fiscal year
60,212	8,598 (increased)

Notes:	1.	The number of employees represents the personnel in offices and temporary or part-time employees are not included in the list above.
	2.	The increase of 8,598 employees compared with the preceding fiscal year is principally attributable to the acquisition of MPT.
(12) Major Lenders and Amount of Loans:
Not applicable.

2. Matters Concerning Shares of the Company
(1) Total Number of Shares Authorized to be Issued by the Company:
 480,000,000 shares
(2) Number of Issued Shares:
 129,590,659 shares (3,599,000 shares less than at March 31, 2007)

Notes:	1.	Inclusive of 634,923 shares of treasury stock.
2.
Based on a resolution adopted at a Board of Directors meeting held on May 15, 2007 to improve capital efficiency and to further increase the level of returns to stockholders, the Company acquired 3,599,000 shares of its treasury stock for a total amount of ¥39,229 million, and all of the acquired shares were cancelled on August 10, 2007. As a result, the total number of issued shares totaled 129,590,659 at the end of the business year under review, down 3,599,000 from 133,189,659 shares at the end of the preceding business year.

(3) Number of Shareholders:
 22,322 shareholders (4,177 more than at March 31, 2007)
(4) Top 10 Largest Shareholders:

	Investment in the Company
Name of shareholder	Number of shares	Percentage of shares
	held	held
	(thousands of shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust account)	13,157	10.20
The Master Trust Bank of Japan, Ltd. (Trust account)	12,532	9.72
Matsushita Electric Industrial Co., Ltd.	6,250	4.85
Deutsche Securities Inc.	5,566	4.32
Societe Generale Securities, Tokyo Branch	2,378	1.84
State Street Bank and Trust Company	2,305	1.79
BNP Paribas Securities (Japan) Ltd.	2,262	1.75
Nats Cumco	2,211	1.71
Trust & Custody Services Bank, Ltd. (Securities investment trust accounts)	2,209	1.71
Nippon Life Insurance Company	2,140	1.66

Notes:	1. Number of shares held and percentage of shares held have been rounded to the nearest unit.
2. The percentage of shares held is calculated deducting 634,923 shares of treasury stock.

3.	Matters Concerning Stock Acquisition Rights
(1)	Stock Acquisition Rights, Etc. Granted to Company Directors and Company Auditors as of the Business Year-end in Consideration for the Performance of Their Duties

	1st Stock Acquisition Rights	2nd Stock Acquisition Rights	3rd Stock Acquisition Rights
Issue Resolution Date	August 1, 2002	July 30, 2003	July 29, 2004
Number of stock acquisition rights	381	1,056	1,420
Class and number of shares to be issued upon the exercise of stock acquisition rights	38,100 shares of common stock (100 shares per stock acquisition right)	105,600 shares of common stock (100 shares per stock acquisition right)	142,000 shares of common stock (100 shares per stock acquisition right)
Amount to be paid for stock acquisition rights (issue price)	Free of charge	Free of charge	Free of charge
Exercise price	¥5,909	¥6,954	¥8,147
Exercise period of stock acquisition rights	From August 1, 2004 to July 31, 2008 (both days inclusive)	From August 1, 2005 to July 31, 2009 (both days inclusive)	From August 1, 2006 to July 31, 2010 (both days inclusive)
Company Director Holdings • Directors (excluding Outside Director) • Outside Directors	3 people, 73 rights (7,300 shares) -	3 people, 289 rights (28,900 shares) 1 person, 13 rights (1,300 shares)	6 people, 460 rights (46,000 shares) 1 person, 10 rights (1,000 shares)

	2005 Stock-linked Compensation Stock Acquisition Rights	4th Stock Acquisition Rights	2006 Stock-linked Compensation Stock Acquisition Rights (Issued at Fair Value to Directors)
Issue Resolution Date	June 29, 2005	July 28, 2005	June 29, 2006
Number of stock acquisition rights	246	871	108
Class and number of shares issued upon the exercise of stock acquisition rights	24,600 shares of common stock (100 shares per stock acquisition right)	87,100 shares of common stock (100 shares per stock acquisition right)	10,800 shares of common stock (100 shares per stock acquisition right)
Amount to be paid for stock acquisition rights (issue price)	Free of charge	Free of charge	¥8,139 (fair value)
Exercise price	¥1	¥8,134	¥1
Exercise period of stock acquisition rights	From July 1, 2005 to June 30, 2025 (both days inclusive)	From August 1, 2007 to July 31, 2011 (both days inclusive)	From August 6, 2006 to August 5, 2026 (both days inclusive)
Company Director and Company Auditors Holdings • Directors (excluding Outside Director) • Outside Directors • Company Auditors	6 people, 123 rights (12,300 shares) 1 person, 2 rights (200 shares) -	- - 1 person, 8 rights (800 shares)	5 people, 94 rights (9,400 shares) 1 person, 1 right (100 shares) -

	2006 Stock-Linked Compensation Stock Acquisition Rights (Issued Free of Charge to Corporate Officers)	5th Stock Acquisition Rights	2007 Stock-Linked Compensation Stock Acquisition Rights (Issued at Fair Value to Directors)
Issue Resolution Date	June 29, 2006	July 27, 2006	May 15, 2007
Number of stock acquisition rights	95	961	86
Class and number of shares issued upon the exercise of stock acquisition rights	9,500 shares of common stock (100 shares per stock acquisition right)	96,100 shares of common stock (100 shares per stock acquisition right)	8,600 shares of common stock (100 shares per stock acquisition right)
Amount to be paid for stock acquisition rights (issue price)	Free of charge	Free of charge	¥11,014 (fair value)
Exercise price	¥1	¥9,072	¥1
Exercise period of stock acquisition rights	From August 6, 2006 to August 5, 2026 (both days inclusive)	From August 1, 2008 to July 31, 2012 (both days inclusive)	From July 8, 2007 to July 7, 2027 (both days inclusive)
Company Director and Company Auditors Holdings • Directors (excluding Outside Director) • Outside Directors • Company Auditors	1 person, 12 rights (1,200 shares) - -	- - 1 person, 8 rights (800 shares)	6 people, 85 rights (8,500 shares) 1 person, 1 right (100 shares) -

   Note: The stock acquisition rights held by the Company auditor were granted when employed at the Company.

(2)	Stock Acquisition Rights, Etc. Granted to Employees, Etc. During the Business Year Under Review in Consideration for the Performance of Their Duties

	2007 Stock-Linked Compensation Stock Acquisition Rights (Issued Free of Charge to Corporate Officers)	6th Stock Acquisition Rights	6th (2) Stock Acquisition Rights
Issue Resolution Date	June 28, 2007	June 29, 2007	July 17, 2007
Number of stock acquisition rights	61	976	10
Class and number of shares issued upon the exercise of stock acquisition rights	6,100 shares of common stock (100 shares per stock acquisition right)	97,600 shares of common stock (100 shares per stock acquisition right)	1,000 shares of common stock (100 shares per stock acquisition right)
Amount to be paid for stock acquisition rights (issue price)	Free of charge	Free of charge	Free of charge
Exercise price	¥1	¥12,098	¥12,098
Exercise period of stock acquisition rights	From July 8, 2007 to July 7, 2027 (both days inclusive)	From July 1, 2009 to June 30, 2013 (both days inclusive)	From July 1, 2009 to June 30, 2013 (both days inclusive)
Conditions of exercising stock acquisition rights	(Note)	Partial exercise of stock acquisition rights is not permitted	Partial exercise of stock acquisition rights is not permitted
Grants to Employees, etc. • Corporate Officers of the Company • Employees of the Company • Executives and Employees of subsidiaries of the Company	9 people, 61 rights (6,100 shares) - -	- 177people, 936 rights (93,600 shares) 7 people, 40 rights (4,000 shares)	- 2 people, 10 rights (1,000 shares) -

(Notes)
1.	Holders of stock acquisition rights, excluding those in 2. below, may not exercise rights during the period from July 8, 2007 through July 7, 2010. Rights may be exercised from July 8, 2010 onward.
2.	Holders of stock acquisition rights may exercise stock acquisition rights until July 7, 2010 in cases specified in (A) and (B) below, as long as it is within the time frame stipulated.
(A) In the event that a stock acquisition rights holder loses his or her position as either director or employee of the Company (including full-time consultants and contract employees, but excluding part-time consultants and part-time contract employees).
    Three years from the day after losing the position.
(B) In the event that a proposal for approval of a merger agreement, under which the Company is to be dissolved, or a proposal for approval of a share exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary, is approved at a meeting of shareholders of the Company.
    A period of 15 days from the day following the approval date.
3.
On or after July 8, 2010, in the event that a stock acquisition rights holder loses his or her position as either a director or employee of the Company, the individual may exercise his or her rights up to three years from the day after losing the position as long as it is within the exercise period for stock acquisition rights.

4.	In the event that a stock acquisition rights holder relinquishes his or her stock acquisition rights, such stock acquisition rights cannot be exercised.

4.	Matters Concerning Directors and Company Auditors
(1)	Names and Other Details of Directors and Company Auditors:

Position	Name	Position and Major Occupation

Representative Director Chairman	Hajime Sawabe

Representative Director President	Takehiro Kamigama

Director Executive Vice President	Jiro Iwasaki	General Manager of Administration Group, in charge of Safety & Environment

Director Senior Vice President	Shinji Yoko	General Manager of Electronic Components Sales & Marketing Group, General Manager of Osaka Regional Headquarters

Director (Outside Director)	Yasuhiro Hagihara	Foreign legal consultant, Squire Sanders Gaikokuhou Kyodo Jigyo Horitsu Jimusho GaikokuhoJimu Bengoshi

Director Senior Vice President	Seiji Enami	General Manager of Accounting Dept. of Administration Group

Director Senior Vice President	Minoru Takahashi	General Manager of Technology Group; General Manager of Materials & Process Development Center, in charge of technology, intellectual property and ATL

Full-time Company Auditor	Masaaki Miyoshi

Full-time Company Auditor	Noboru Hara

Outside Company Auditor	Kaoru Matsumoto	Representative, C.P.A. Accounting Firm of Kaoru Matsumoto

Outside Company Auditor	Ryoichi Ohno	Regional CFO-Japan (USGAAP Reporting) Prudential Financial, Inc., Japan Representative Office

Outside Company Auditor	Yukio Yanase	Director, Representative Executive Officer, President, ORIX Corporation

Notes:	1.	Mr. Yasuhiro Hagihara, Director, is an Outside Director.
	2.	Messrs. Kaoru Matsumoto, Ryoichi Ohno and Yukio Yanase, Company Auditors, are Outside Company Auditors.
	3.	People holding office concurrently with other positions at other companies and the conditions thereto during the business year under review are stated below.
		Hajime Sawabe, Representative Director and Chairman, has been serving concurrently as an outside director of Asahi Glass Co., Ltd. since March 2008. There is a trading relationship between the Company and Asahi Glass Co., Ltd. concerning the sale of electronic component-related products.
		Jiro Iwasaki, Director and Executive Vice President, has been serving concurrently as an outside company auditor of GCA Savvian Group Corporation since March 2008.

Ryoichi Ohno, Company Auditor, serves concurrently as a non-executive director of The Prudential Life Insurance Company, Ltd.
4.	Messrs. Masaaki Miyoshi, Kaoru Matsumoto and Ryoichi Ohno have relevant knowledge of financing and accounting as stated below.
•	Mr. Masaaki Miyoshi, Full-time Company Auditor, has eight total years of experience in financing and accounting of the Company; thus, he has relevant knowledge in this field.
•	Mr. Kaoru Matsumoto, Company Auditor, is a certified public accountant; thus, he has relevant knowledge of financing and accounting.
•	Mr. Ryoichi Ohno, Company Auditor, is a U.S. certified public accountant; thus, he has relevant knowledge of U.S. financing and accounting.
(2)	Total Amount of Remunerations for Directors and Company Auditors:

Classification	Number of payees	Amount paid

Directors	7	498 million yen

Company Auditors	4	66 million yen

Total	11	564 million yen

Notes:	1.	Amounts paid less than ¥1 million have been rounded to the nearest unit.
	2.	The numbers of Directors and Company Auditors at the end of the business year under review are seven and five, respectively. Provided, however, that one outside Company Auditor does not receive any remuneration from the Company.
	3.	The ceiling amount of remunerations
(1)	The ceiling amount of remunerations for Directors
(a).	The ceiling amount of remunerations for Directors as a group was capped at ¥25,000,000 per month at the 106th Ordinary General Meeting of Shareholders held on June 27, 2002.
(b).	Under a separate framework to (A) above, the ceiling amount of remunerations related to stock acquisition rights allocated as stock options was capped at ¥137 million at the 110th Ordinary General Meeting of Shareholders held on June 29, 2006.
(2)	The ceiling amount of remunerations for Company Auditors as a group was capped at ¥8,000,000 per month at the 106th Ordinary General Meeting of Shareholders held on June 27, 2002.
4.	The amount paid includes the following items:
(1)	Scheduled payments of performance-linked bonuses related to the business year under review to 6 Directors (Directors concurrently executing business operations) to be proposed at the 112th Ordinary General Meeting of Shareholders to be held on June 27, 2008.
(2)	Remuneration paid as stock options to 7 Directors pursuant to a resolution of the Board of Directors held on May 15, 2007.
(3)	The reserved amount for the payment of retirement allowances to Company Auditors for the business year under review.
(The Company stopped providing for retirement grants for Company Auditors from the day after the Ordinary General Meeting of Shareholders held on June 28, 2007. The reserved amount relates to provisions made before then.)
5.	The total amount of remunerations for 1 outside Director and 2 outside Company Auditors for the business year under review was ¥24,000,000 and this is included in the above figures.

6.	In addition to the above payments, 1 Director and 2 Company Auditors (of which, 1 is an outside Company Auditor) were paid ¥73 million in retirement allowances pursuant to a resolution on ‘Presentation of Retirement Allowances to the Retiring Director and Retiring Company Auditors’ that was approved at the 111th Ordinary General Meeting of Shareholders held on June 28, 2007.

(3)	Matters Concerning Outside Director and Company Auditors:
The principal activities of the outside Director and outside Corporate Auditors during the business year under review were as follows:

Name (Position)	Attendance at Meetings of the	Opinions in Board of Directors
	Board of Directors	Meetings and Other Activities

Yasuhiro Hagihara (Outside Director)	Mr. Hagihara attended 17 of 18 meetings of the Board of Directors held during the business year under review.	Mr. Hagihara actively stated opinions from a legal viewpoint as a U.S. attorney-at-law. In addition, he is the Chairman of the Compensation Advisory Committee that is a subordinated organ of the Board of Directors. In the decision-making process concerning remunerations for the Directors, Company Auditors and Corporate Officers, he played a key role by judging the transparency and reasonability of the remuneration amounts.

Kaoru Matsumoto (Outside Company Auditor)	Mr. Matsumoto attended 17 of 18 meetings of the Board of Directors and 16 of 17 meetings of the Board of Company Auditors held during the business year under review.	Mr. Matsumoto actively stated opinions from his professional accounting and financing viewpoint as a certified public accountant.

Ryoichi Ohno (Outside Company Auditor)	Mr. Ohno attended 15 of 18 meetings of the Board of Directors and 14 of 17 meetings of the Board of Company Auditors held during the business year under review.	Mr. Ohno actively stated opinions based on his rich experience and knowledge regarding corporate management and from his professional accounting and financing viewpoint as a U.S. certified public accountant.

Yukio Yanase (Outside Company Auditor)	Mr. Yanase attended 11 of 12 meetings of the Board of Directors and 11 of 12 meetings of the Board of Company Auditors held following his appointment in June 2007.	Mr. Yanase actively stated opinions based on his rich experience and knowledge regarding corporate management, with a special emphasis on global management.

5.	Accounting Auditor
(1) Name:                                                                                                                          KPMG AZSA & Co.
(2) Remunerations:
(¥ in millions)

		Amounts payable

1.	The amount of remunerations payable to the Accounting Auditor by the Company with respect to duties provided by Article 2, Paragraph 1 of the Certified Public Accountant Law	499

2.	The aggregate amount of remunerations and other material benefits payable to the Accounting Auditor by the Company and its subsidiaries	602

Notes:	1.	Amounts payable less than ¥1 million have been rounded to the nearest unit.

	2.
The amount of remunerations for audit pursuant to the Companies Act and the amount of remunerations for audit pursuant to the Financial Instruments and Exchange Law are not divided in the Auditing Agreement concluded between the Company and the Accounting Auditor. Therefore, the amount to be paid by the Company with respect to duties provided by Article 2, Paragraph 1 of the Certified Public Accountant Law represents the total amount to be paid by the Company.

	3.	Of the Company’s principal subsidiaries, TDK U.S.A. Corporation is audited by KPMG LLP, and SAE Magnetics (Hong Kong) Limited is audited by KPMG Hong Kong.
(3)	Dismissal or Non-reappointment of Accounting Auditor:
If any improper event occurs to the important factors comprising the Accounting Auditor’s execution of duties, such as qualification, independency and ethics, the Board of Company Auditors of the Company will, in accordance with the Regulations of the Board of Company Auditors, decide as to whether the Accounting Auditor shall be dismissed or shall not be re-appointed, taking comprehensively into account the facts.
6. TDK’s System and Policy
[Establishment of systems for ensuring the execution of duties by Directors complies with laws and ordinances and the Articles of Incorporation, and systems prescribed by the applicable Ordinance of the Ministry of Justice for ensuring the properness of operations of a stock company]
With respect to the statement above, the Board of Directors resolved as follows:
(1)	Systems for ensuring the execution of duties by Directors complies with laws and ordinances, and the Articles of Incorporation:
          TDK Corporation (“TDK”) was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK has increased corporate value through the development of a variety of products of value and originality to society, based on the founding spirit “Contribute to culture and industry through creativity” as its Corporate Motto. In addition, in the “TDK Code of Ethics,” TDK has clearly stated its understanding that corporations exist in society with the support of various stakeholders, including shareholders, customers, suppliers, employees and communities. The same Code states that TDK respects the rights of all stakeholders; and that it complies with social norms, including laws and regulations, as a good corporate citizen. All members of the TDK Group behave in strict compliance with the corporate standards of business conduct prescribed by the TDK Code of Ethics.

          TDK aims to achieve its management targets and further improve corporate value through the creation of products while adhering to its founding spirit. At the same time, TDK strives to foster a sound corporate culture and sincerely conduct business activities, always aware of its place as a member of society. Moreover, TDK will fulfill its accountability to all stakeholders through the comprehensive, timely and impartial disclosure of appropriate information.
          As mentioned above, TDK sincerely and devotedly seeks to achieve its management philosophy, and to maintain the following effective and orderly corporate governance systems to continue to ensure soundness, compliance and transparency in its business operations.
	Adoption of the Company Auditor System and Strengthening the Supervisory Function:

TDK has adopted the Company Auditor System pursuant to the Companies Act of Japan and has appointed three independent outside Company Auditors who have no conflicts of interest to constitute a majority of the five Company Auditors, in order to enhance the supervision of management.

‚	Strengthening the Function of the Board of Directors and Holding Directors More Accountable:

TDK has a small number of Directors (seven) to expedite management decision-making. At the same time, TDK has appointed one outside Director who has no conflict of interest in order to enhance the supervision of management. In addition, the Directors’ terms of office is set at one year to give shareholders an opportunity to cast votes of confidence regarding Directors’ performance every business year.

ƒ	Adoption of Corporate Officer System for Expeditious Business Execution:

TDK has adopted a Corporate Officer system that separates the management decision-making and Director supervisory functions of the Board of Directors from the execution of business. Corporate Officers are in charge of business execution and carrying out decisions by the Board of Directors, thereby expediting business execution in line with management decisions.

„	Establishment of Advisory Bodies to the Board of Directors (Business Ethics & CSR Committee, Disclosure Advisory Committee, and Compensation Advisory Committee):
     The aim of the Business Ethics & CSR Committee is to ensure compliance with corporate ethics and improve awareness of corporate social responsibility (CSR). To achieve this aim, the Directors, Company Auditors, Corporate Officers and all other members of the TDK Group are made fully conversant with the TDK Corporate Motto and Corporate Principle ( “Vision” “Courage” and “Trust” ) as TDK’s management philosophy, and the TDK Code of Ethics, which stipulates concrete standards and guidelines for compliance with all laws, regulations and social norms.
     The Disclosure Advisory Committee reviews and examines important corporate information and disclosure materials required for investment decisions by shareholders and investors, to ensure that TDK conducts comprehensive, appropriate, timely and impartial disclosure in accordance with various laws and regulations regarding securities transactions and the rules and regulations of the stock exchanges where TDK’s shares are listed.

          The Compensation Advisory Committee, which is chaired by the outside Director of TDK, examines the level of remuneration and remuneration system pertaining to Directors and Corporate Officers, as well as presidents and qualifying executive officers of principal TDK subsidiaries. It also verifies whether such remuneration is reasonable in light of the transparency of the remuneration decision-making process, corporate business results, individual performance, and the general standards of other companies.
          Under the foregoing corporate systems, the Company Auditors with supervisory functions over management ensure soundness, compliance and transparency in TDK’s conduct of its business operations by executing their duties pursuant to the Regulations of the Company Auditors’ Business and the Regulations of the Board of Company Auditors, and by auditing whether the Directors’ performance is appropriate as well as in compliance with laws and regulations and the Articles of Incorporation.
          Similarly, Directors in charge of management decision-making and supervision of business execution ensure compliance, transparency and soundness in TDK’s conduct of its business operations by executing their duties pursuant to the Regulations of the Directors’ Business and the Regulations of the Board of Directors established in accordance with laws and regulations and the Articles of Incorporation. Corporate Officers who are in charge of business execution ensure soundness, compliance and transparency in TDK’s conduct of its business operations by executing their duties pursuant to the Regulations of the Corporate Officers’ Business and the Executive Committee Regulations.
          TDK has established the following system to ensure compliance with all applicable securities and exchange laws and other similar laws and regulations of any country, as well as the rules and regulations of each stock exchange where TDK’s shares are listed (hereinafter collectively referred to as the “Securities Regulations”), in particular, the Sarbanes-Oxley Act of the U.S.A. (“Sox Act”) and the rules of the New York Stock Exchange.
(i)
TDK will collect, record, analyze, process, summarize and report all the information required to be disclosed under the Securities Regulations and has established an internal control system and other procedures to warrant timely information disclosures within the deadlines stipulated by the Securities Regulations.

(ii)
TDK has established a system to ensure that TDK has procedures designed so as to obtain reasonable assurance that all transactions are properly authorized, that its assets are protected from unauthorized or improper use, and that all trading activities are appropriately recorded and reported for the purpose of enabling TDK to prepare financial statements in accordance with applicable accounting standards.

(iii)	TDK will ensure that the above-mentioned management system is in compliance with the requirements of the Securities Regulations with respect to corporate governance systems.

(2)	System under which information regarding execution of business by Directors shall be maintained and controlled:
          The President, who is responsible for the business execution of TDK, has established Document Control Regulations, which are applicable to the TDK Group and provide basic rules for the storage and control of information.
(3)	Regulations and other systems for managing the risk of losses:
          With respect to overall corporate risks, TDK has established the Corporate Risk Management Committee, which is chaired by a Corporate Officer appointed in accordance with internal rules, under the direct control of the Executive Committee to promote enterprise risk management (“ERM”) across TDK. Meanwhile, the Crisis Management Committee plays a central role in providing responses to unexpected events (risks). Furthermore, corporate regulations, bylaws, guidelines and departmental guidelines provide for operating rules for specific risks, including legal, financial, IT-related, disasters and environmental risks. These risks are managed by managers in charge of the particular areas of operation on a daily basis.
          The Company Auditors and Management Review & Support Department, an internal audit organization, monitor the implementation of risk countermeasures and give advice and provide support to minimize risks. In addition, TDK receives advice from outside legal counsel from time to time regarding risks associated with its corporate activities.
(4) System for ensuring Directors execute their duties efficiently:
          TDK has a small number of Directors and has adopted the Corporate Officer system so as to facilitate quick and efficient management decision making by Directors.
          At the same time, policies and measures with respect to business execution, such as development, manufacturing, marketing and financing of the TDK Group, are deliberated by the Executive Committee, which consists of Corporate Officers in senior positions ranking at or above the level of not lower than Senior Vice President and other Corporate Officers designated by the President. All Corporate Officers perform their duties expeditiously pursuant to the decisions made by the Executive Committee. TDK ensures efficient management via proposals to the Board of Directors and regular reports from Corporate Officers to the Executive Committee.
          In addition, TDK establishes medium-term management targets shared by all members of the TDK Group and strives to make them fully understand those objectives. TDK also establishes systems that enable it to quickly gather and understand the targets and implementation plans of all divisions, as well as their progress by using IT systems.
(5)	System for ensuring employees’ performance of duties is in compliance with laws and regulations, and the Articles of Incorporation:
          TDK strives to ensure that all Directors, Company Auditors, Corporate Officers and employees in the TDK Group are fully conversant with the corporate philosophy, TDK Code of Ethics and Corporate Standards of Business Conduct, in order to achieve improved soundness, compliance and transparency of management, and ensure the business execution of every TDK member complies with laws and regulations, as well as TDK’s Articles of Incorporation. Furthermore, TDK has established a corporate ethics management system under the Business Ethics & CSR Committee to regularly monitor and investigate the enforcement of and compliance with the TDK Code of Ethics by the TDK Group worldwide. A consultation office (with help lines) also enables employees to directly report any information and opinion concerning compliance within the TDK Group.
(6)	System for ensuring optimum business execution by the corporate group consisting of the subject company, its parent company and subsidiaries:
          Each Director, Corporate Officer and executive officer strives to ensure optimum business operations by making decisions in observance of the TDK Code of Ethics, job authority regulations for the entire TDK Group and applicable corporate regulations, in order to maintain soundness, compliance and transparency in business operations and to achieve the business targets of TDK and the TDK Group.
          The Company Auditors audit, on a regular basis, the conditions of business operations of each division of TDK and the TDK Group, by auditing divisions, examining important documents and attending important meetings. In addition, the Management Review & Support Department audits and supports, on a regular basis, each division of TDK and the TDK Group in order to promote consistency of the business operations and management policies, and efficiency.
          TDK and the TDK Group will ensure optimum business operations under such a framework and appropriately respond to requirements and requests from outside the Company, such as in terms of the Sox Act, which is applicable to companies listed on stock exchanges in the United States.
(7)	Matters relating to employees when Company Auditors request full-time support for their duties:
          The Company Auditors Office, consisting of designated full-time employees who do not perform any business execution duties, shall assist the Company Auditors.
(8)	Matters regarding the independence of employees in the preceding item from Directors:
          The Company Auditors shall directly evaluate the performance of the employees in the Company Auditors Office, and any transfer or official reprimand of these employees shall be determined pursuant to the operating rules of the Company subject to consent of the Company Auditors.
     Any employee who has been instructed or ordered by a Company Auditor in connection with audit duties shall not be subject to any Director’s instruction or order with respect to said Company Auditor’s instruction or order.
(9)	System for ensuring Directors or employees report to Company Auditors and for ensuring other reports to Company Auditors:
          Minutes of the Management Committee and other meetings are sent immediately to the Company Auditors, and information regarding business execution by Corporate Officers and the TDK Group’s approach to management policies and targets is also provided. Furthermore, Company Auditors attend important meetings, including meetings of the Business Plan Review Meeting, and receive explanations directly from Corporate Officers, as necessary. Moreover, management reports prepared by each business division executing business operations are submitted to Company Auditors, who also confirm progress with business execution across the Company in relation to such reports.
          Company Auditors examine meeting minutes and other information regarding the activities of the Business Ethics & CSR Committee, the Risk Management Committee and other committees and receive explanations directly from Corporate Officers involved in such committees depending on the project, enabling Company Auditors to confirm the overall status of corporate activities.
(10) System for ensuring Company Auditors conduct audits effectively:
          The Company Auditors and the Board of Company Auditors meet with the Representative Directors on a regular basis to confirm management policies, exchange opinions on pressing issues of the TDK Group, risks and important matters from the perspective of Company Auditors’ audits. These meetings also deepen mutual understanding between the Company Auditors and the Representative Directors.
          Furthermore, the Company Auditors and the Management Review & Support Department meet regularly and also receive regular audit reports from the Accounting Auditors. Through the sharing of information regarding initial audit plans and results, Company Auditors conduct efficient audits.

Attached Document (2)
CONSOLIDATED BALANCE SHEET
(prepared in accordance with U.S. GAAP)
(As of March 31, 2008)

Item	Amount	Item	Amount

(ASSETS)	(¥ in millions )	(LIABILITIES)	(¥ in millions )

Current assets	462,820	Current liabilities	161,961
Cash and cash equivalents	166,105	Short-term debt	8,898
		Current installments of
Short-term investments	1,179	long-term debt	294
		Trade payables	76,391
Marketable securities	3,986	Accrued expenses	63,834
		Income taxes payables	7,660
Net trade receivables	157,118	Other current liabilities	4,884

Inventories	88,816	Noncurrent liabilities	53,311
		Long-term debt, excluding
Other current assets	45,616	current installments	152
		Retirement and severance
		benefits	33,990
Noncurrent assets	472,713	Deferred income taxes	5,998
		Other noncurrent liabilities	13,171
Investments in securities	68,714
		(Total liabilities)	215,272
Net property, plant and
equipment	267,149	Minority interests	3,684

Goodwill and other intangible		(STOCKHOLDERS’
assets	93,342	EQUITY)

Other assets	43,508	Common stock	32,641
		Additional paid-in capital	63,887
		Legal reserve	19,510
		Retained earnings	688,719
		Accumulated other
		comprehensive income
		(loss)	(81,583)
		Treasury stock	(6,597)

		(Total stockholders’ equity)	716,577

		Total liabilities, minority
Total assets:	935,533	interests and stockholders’	935,533
		equity:

Note:     Amounts less than 1 million have been rounded to the nearest unit.

Attached Document (3)
CONSOLIDATED STATEMENT OF INCOME
(prepared in accordance with U.S. GAAP)

(	From: April 1, 2007 To: March 31, 2008)

Item	Amount

(¥ in millions )

Net sales	866,285
Cost of sales	635,529
Gross profit	230,756
Selling, general and administrative expenses	158,921
Gain on business transfer to Imation Corp.	(15,340)
Operating income	87,175

Other income (deductions)
Interest and dividend income	8,284
Interest expense	(218)
Foreign exchange gain (loss)	(3,670)
Other - net	(66)
Total other income (deductions)	4,330

Net income before income taxes	91,505
Income taxes	19,948
Net income before minority interests	71,557

Minority interests	96

Net income	71,461

Note:     Amounts less than 1 million have been rounded to the nearest unit.

Attached Document (4)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(prepared in accordance with U.S. GAAP)

(	From: April 1, 2007 To: March 31, 2008)
(¥ in millions )

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

Balance at beginning of period	32,641	63,695	18,844	671,350	(17,846)	(5,972)	762,712
Non-cash compensation charges under stock option plans		375					375
Adjustment for change in equity method affiliate		(134)					(134)
Cash dividends				(15,683)			(15,683)
Transferred to legal reserve			666	(666)			-
Comprehensive income:
Net income				71,461			71,461
Foreign currency translation adjustments					(55,757)		(55,757)
Pension liability adjustments					(4,684)		(4,684)
Net unrealized gains (losses) on securities					(3,296)		(3,296)

Total comprehensive income							7,724

Acquisition of treasury stock						(39,250)	(39,250)
Retirement of treasury stock				(37,410)		37,410	-
Exercise of stock options				(333)		1,215	882
Adjustment for employee stock awards to be reclassified as a liability		(49)					(49)

Balance at end of period	32,641	63,887	19,510	688,719	(81,583)	(6,597)	716,577

     Note:     Amounts less than 1 million have been rounded to the nearest unit.

Attached Document (5)
LIST OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Important Matters for Preparation of Consolidated Financial Statements]

1. Matters Concerning Scope of Consolidation

Number of consolidated subsidiaries:	91
Name of major consolidated subsidiaries:

TDK U.S.A. Corporation
TDK Europe S.A.
SAE Magnetics (Hong Kong) Limited
TDK-MCC Corporation
Densei-Lambda KK

2. Matters Concerning Equity Method

Number of affiliate companies
accounted for by the equity method:	7

Name of principal affiliate companies accounted for by the equity method:

Imation Corporation
BT Magnet-Technologie GmbH
Semiconductor Energy Laboratory Co., Ltd.

3. Significant Accounting Policies
(1) Standards for preparation of consolidated financial statements:
The Company’s consolidated financial statements are prepared in conformity with the terms, presentation and preparation method based on the accounting principles generally accepted in the United States (“US GAAP”), pursuant to Article 148, Paragraph 1 of the Corporate Accounting Regulations of Japan. However, some accounting notes required by US GAAP have been omitted herein in conformity with Article 148, Paragraph 1 of the Corporate Accounting Regulations.
(2) Valuation standards and methods for inventories:
Products and work in progress are valued at the lower of cost or market using a periodic average method, and raw materials and supplies are valued at the lower of cost or market using a moving-average cost method.
(3) Valuation standards and methods for securities are as follows:
  Statement of Financial Accounting Standards (“SFAS”) No.115, “Accounting for Certain Investments in Debt and Equity Securities” is adopted.
Securities for sale:
Carried at fair value based on stock market prices as of the balance sheet date with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in stockholders’ equity. The cost of securities sold is primarily calculated by the moving-average method.

(4) Method for depreciating noncurrent assets:
Property, plant and equipment:
Depreciation of property, plant and equipment of the Company, its domestic consolidated subsidiaries and certain overseas consolidated subsidiaries is principally computed by the declining-balance method, and by the straight-line method for assets of other overseas consolidated subsidiaries.
Intangible assets:
Amortization of intangible assets is computed by the straight-line method. (Provided, however, that, in respect of some intangible assets, useful lives of which cannot be specified under SFAS No.142 “Goodwill and Other Intangible Assets,” they are no longer amortized but instead are tested for impairment at least annually.)
(5) Accounting basis of principal allowances:
Allowance for doubtful receivables:
In order to prepare for losses from bad debts on accounts receivable, the Companies state an estimated uncollectible amount, in consideration of the historical bad debt ratio with respect to doubtful receivables in general, and individual estimates of the possibility of collection with respect to specific doubtful receivables.
Retirement and severance benefits:
In order to prepare for the future payment of retirement and severance benefits payable to employees, the Companies state an amount calculated based on the fair value of retirement benefit obligations and plan assets as of March 31, 2008, in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”
Unrecognized prior service costs of employees are amortized using the straight-line method over the average remaining service period of employees.
With respect to unrecognized actuarial net losses, the part exceeding the amount equivalent to 10% of the fair value of retirement and severance benefits or plan assets, whichever is larger, is amortized using the straight-line method over the average remaining service period of employees.
(6) Accounting method of consumption tax, etc.:
Consumption taxes are valued at amounts exclusive of consumption tax.
(7) Goodwill:
Under SFAS No.142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized but instead is tested for impairment at least annually.
(8) Taxes
The accounting treatment of income taxes and others are done by the “asset and liability method,” by which the difference between accounting assets and liabilities and tax assets and liabilities, and the future deferred tax amount related to write offs of deferred taxes and losses are recognized as deferred tax assets and liabilities.
Further, the Company applies the Financial Accounting Standards Board Interpretation No. 48 (FIN48) “Accounting for Uncertainty in Income Taxes.” Such interpretation provides that the possibility of recognition by the tax authorities are higher for standards of income tax returns recognizing uncertain tax benefits in consolidated financial statements, and provides direction on methods of determining income taxes satisfying the applicable recognition standard.
[Notes to Consolidated Balance Sheet]

1.	Allowance for doubtful receivables:	¥3,982 million

2.	Accumulated amount of depreciation of property, plant and equipment:	¥518,851 million
3.	Other comprehensive income includes changes in foreign currency conversion adjustments, pension liability adjustments and net unrealized gains (losses) on securities.
4.	Assets pledged as collateral:
(1)
The Company has pledged buildings amounting to ¥1,214 million and land amounting to ¥898 million (both are book values) as collateral for long-term debts including debts scheduled for payment within one year, amounting to ¥165 million from financial institutions.

(2)	The Company has pledged investments in securities amounting to ¥990 million as collateral to Tokyo Customs and others in order to extend the due date of tariffs.
5.	Guaranteed liabilities:

The Company has guaranteed liabilities with respect to loans owed by employees for the purchase of their houses. If they default on payments, the maximum payment obligations borne by the Company will be ¥4,764 million before discounts.

[Note to Per-Share Data]

Net income available to common stockholders:	¥71,461	million

Weighted average common shares outstanding – Basic:	129,525	thousand shares
Effect of dilutive stock options:	124	thousand shares
Weighted average common shares outstanding – Diluted:	129,649	thousand shares

Net income per share:
Basic:	¥551.72
Diluted:	¥551.19

Stockholders’ equity:	¥5,556.77

Total number of common shares outstanding:	129,590	thousand shares
Treasury stock : 634 thousand shares
Issued number of common shares:	128,955	thousand shares
[Notes regarding Business Combinations, etc.]
(1) New affiliate companies accounted for by the equity method
In August 2007, to enhance competitiveness, the Company transferred its Recording Media Division to Imation Corp. for 16.6% of issued Imation common stock. As a result of further acquisition of issued Imation common stock, the Company became an affiliated company of Imation Corp. with a 20.1% equity ownership in December 2007.
(2) Additional acquisition of subsidiary shares
In an attempt to accelerate the decision making process in TDK Group’s battery and other related businesses, and to aim for continuous growth by cost reduction rationalization, in November 2007, the Company acquired an additional 37.5% interest in its subsidiary,

Densei Lambda Corp., in common stock and stock acquisition rights by a takeover bid for a total amount of 14,525,000,000 yen. Further, the Company acquired common shares subject to wholly call (zenbu-shutoku-joko-tsuki-kabushiki ) (3.7% of issued shares) for a total of 1,330,000,000 yen, making the same company the Company’s wholly-owned subsidiary.
(3)   Acquisition of subsidiaries
In November 2007, pursuant to an agreement to acquire 74.3% of the issued common shares of Magnecomp Precision Technology Public Company Limited (“Magnecomp”) (Headquarters: Thailand) for a price of 123,000,000 US Dollars, the Company acquired 64.3% of Magnecomp’s issued common stock, making such company a consolidated subsidiary of our Company. Further, the remaining 10% will be acquired in June of 2009. The purpose of the acquisition was to enhance competitiveness of the magnetic head operation by acquiring as a subsidiary, a company with technological strengths in the HDD suspension field.
Moreover, the Company has an 89% of the votes as of March 2008, having conducted a takeover bid and market acquisition of shares to make Magnecomp a wholly-owned subsidiary of the Company.

Attached Document (6)
NON-CONSOLIDATED BALANCE SHEET
(As of March 31, 2008)

Item	Amount	Item	Amount

(ASSETS)	(¥ in millions)	(LIABILITIES)	(¥ in millions )
Current Assets	140,915	Current Liabilities	109,470
Cash and deposits with banks	10,522	Trade payables - accounts	44,132
Trade receivables - notes	3,139	Short-term debt	15,028
Trade receivables - accounts	74,715	Accounts payable	15,480
Products and merchandise	13,402	Accrued expenses	11,106
Raw materials and supplies	7,546	Accrued income taxes	5,135
Work in process	7,243	Deposits received	18,427
Advance payments	5,747	Allowance for directors’
Deferred tax assets	4,110	bonus	147
Accrued revenue	10,161	Other current liabilities	11
Other current assets	4,413
Allowance for doubtful		Noncurrent Liabilities	17,395
receivables	(88)	Retirement and severance
		benefits	16,898
Noncurrent Assets	403,821	Directors’ and Company
Net property, plant and equipment	145,175	Auditors’ retirement allowance	211
Buildings	35,526	Other noncurrent liabilities	285
Structures	1,846
Machinery and equipment	72,788	(Total Liabilities)	126,866
Vehicles, tools, furniture
and fixtures	4,628	(NET ASSETS)
Land	15,195	Stockholders’ equity	417,376
Construction in progress	15,190	Common Stock	32,641
Intangible assets	23,665	Capital Surplus	59,256
Patent rights	21,046	Additional paid-in capital	59,256
Software	2,393	Retained earnings	332,074
Other intangible fixed assets	225	Legal reserve	8,160
Investments and advances	234,980	Other retained earnings	323,914
Investments in securities	17,208	Special depreciation
Shares of subsidiaries	174,726	reserve	480
Investment in subsidiaries	9,092	Reserve for deferred
Long-term loans receivable	266	income taxes	484
Long-term prepaid expenses	13,422	General reserve	306,053
Advance payment of pension		Retained earnings carried
expenses	7,445	forward	16,896
Long-term deferred tax assets	12,000	Treasury stock	(6,597)
Other investments	1,334	Valuation and translation
Allowance for doubtful		adjustments	(64)
receivables	(516)	Unrealized gains (losses) on
		other securities	(64)
		Stock acquisition rights	558
		(Total Net Assets)	417,870

Total Assets:	544,736	Total Liabilities and Net	544,736
		Assets:

Note:          Amounts less than 1 million have been rounded down to the nearest unit.

Attached Document (7)
NON-CONSOLIDATED STATEMENT OF INCOME

(	From: April 1, 2007 To: March 31, 2008)

Item	Amount

(¥ in millions )

Net Sales	353,034
Cost of Sales	277,848
Gross Profit	75,186
Selling, General and Administrative Expenses	69,736
Operating Income	5,450

Non-Operating Income	32,456
Non-Operating Expenses	21,118
Current Income	16,787

Extraordinary Profit	21,510
Gain on sales of fixed assets	49
Gain on business transfer to Imation Corp.	18,511
Others	2,949

Extraordinary Loss	30,085
Prior year’s price adjustment of products	3,286
Loss on disposal of fixed assets	994
Loss from write-down of affiliated company	24,094
Others	1,711

Income Before Income Taxes	8,212
Income taxes - current	10,206
Prior-year income taxes, etc.	(1,751)
Income taxes - deferred	542
Net Income	(785)

  Note:          Amounts less than 1 million have been rounded down to the nearest unit.

Attached Document (8)
NON-CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(	From: April l, 2007)
To: March 31, 2008
(¥ in millions )

	Stockholders’ equity
	Common stock	Capital surplus		Legal reserve						Treasury stock	Total stockholders’ equity
		Additional paid-in capital	Total capital surplus	Retained earnings	Other retained earnings				Total retained earnings
					Special depreci- ation reserve	Reserve for deferred income taxes	General reserve	Retained earnings carried forward
Balance as of March 31, 2007	32,641	59,256	59,256	8,160	618	484	306,053	70,970	386,286	(5,971)	472,214
Change during the fiscal year under review
Dividends from surplus	-	-	-	-	-	-	-	(15,683)	(15,683)	-	(15,683)
Reserve for special depreciation reserve	-	-	-	-	92	-	-	(92)	-	-	-
Reversal of reserve for special depreciation reserve	-	-	-	-	(229)	-	-	229	-	-	-
Net loss	-	-	-	-	-	-	-	(785)	(785)	-	(785)
Purchase of treasury stock	-	-	-	-	-	-	-	-	-	(39,250)	(39,250)
Retirement of treasury stock	-	-	-	-	-	-	-	(37,409)	(37,409)	37,409	-
Disposition of treasury stock	-	-	-	-	-	-	-	(333)	(333)	1,215	881
Net change of items other than stockholders’ equity	-	-	-	-	-	-	-	-	-	-	-
Total change during the fiscal year under review	-	-	-	-	(137)	-	-	(54,074)	(54,212)	(625)	(54,837)
Balance as of March 31, 2008	32,641	59,256	59,256	8,160	480	484	306,053	16,896	332,074	(6,597)	417,376

	Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Net unrealized	Total valuation and
	gains on other	translation
	securities	adjustments
Balance as of March 31, 2007	2,923	2,923	228	475,366
Change during the fiscal year under review
Dividends from surplus	-	-	-	(15,683)
Reserve for special depreciation reserve	-	-	-	-
Reversal of reserve for special depreciation reserve	-	-	-
Net loss	-	-	-	(785)
Purchase of treasury stock	-	-	-	(39,250)
Retirement of treasury stock	-	-	-	-
Disposition of treasury stock	-	-	-	881
Net change of items other than stockholders’ equity	(2,987)	(2,987)	330	(2,657)
Total change during the fiscal year under review	(2,987)	(2,987)	330	(57,495)
Balance as of March 31, 2008	(64)	(64)	558	417,870

Note:	Amounts less than 1 million have been rounded down to the nearest unit.

Attached Document (9)
LIST OF NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
1.	Matters Concerning Principal Accounting Principles
(1)	Valuation standards and methods of securities:
(i)	Shares of subsidiaries and affiliate companies:

Valued at cost using the moving-average method.

(ii)	Other securities:

Marketable securities:

Carried at fair value based on stock market prices as of the balance sheet date with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in net assets. The cost of securities sold is primarily calculated by the moving-average method.

Non-marketable securities:

Valued at cost using the moving-average method.
(2)	Valuation standards and methods for derivatives:
Valued at market price.
(3)	Valuation standards and methods for inventories:
(i)	Products and merchandise, work in progress:

Valued at the lower of cost or market using the periodic average method.

(ii)	Raw materials and supplies:

Valued at the lower of cost or market using the monthly moving-average method.
(4)	Method for depreciating fixed assets:
(i)	Property, plant and equipment:

Depreciation of buildings (other than facilities attached to buildings) is principally computed using the straight-line method, and depreciation of property other than buildings is principally computed using the declining-balance method.

The estimated useful lives of assets are as follows:

Buildings	3 to 50 years
Machinery and equipment	4 to 22 years
(ii)	Intangible assets:

Amortization of intangible assets is computed using the straight-line method.

Amortization of software for in-house use is computed using the straight-line method based on the useful life (5 years) within the Company.
(5)	Accounting basis of principal allowances:
(i)	Allowance for doubtful receivables:

In order to prepare for losses from bad debts, the Company states an estimated uncollectible amount, in consideration of the historical bad debt ratio with respect to doubtful receivables in general, and individual estimates of the possibility of collection with respect to specific doubtful receivables.

(ii)	Allowance for directors’ bonus:

The Company states an amount required to pay bonuses to directors and company auditors based on the estimated amount for the business year under review.

(iii)	Retirement and severance benefits (prepaid pension expenses):

The Company states estimated amounts for each retirement allowance system based on expected benefit obligations and plan assets as of March 31, 2008.

Actuarial gains and losses are amortized from the next business year following the year in which such gains and losses are incurred using the straight-line method over the average remaining service period of employees. Prior service costs of employees are amortized in the year in which such costs are incurred using the straight-line method over the average remaining service period of employees.

(iv)	Directors’ and Company Auditors’ retirement allowance:

In order to prepare for future payments of retirement allowances for Directors and Company Auditors when they resign, the Company states an amount required at the end of the business year concerned in accordance with the internal regulations of the Company. However, the Company stopped providing for retirement allowances for Directors from the day after the 106th Ordinary General Meeting of Shareholders following a resolution passed by the Board of Directors. Furthermore, the Board of Company Auditors on March 22, 2007 decided to stop providing for retirement allowances for Company Auditors from the day after the 111th Ordinary General Meeting of Shareholders. Amounts already reserved for Directors and Company Auditors shall be paid when the Director or Company Auditor in question retires upon resolution of the Ordinary General Meeting of Shareholders.

(6)	Method of accounting for lease transactions:

Finance leases, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of property.

(7)	Method of accounting for consumption tax, etc.:

Consumption taxes are not included in income and expenses.
2.	Notes to Non-Consolidated Balance Sheet

(1)	Assets pledged as collateral:
	Investment securities	¥990 million
*Provided to Tokyo Customs and others in order to extend the due date for tariffs.

(2)	Accumulated depreciation for property, plant and equipment:	¥306,890 million
Accumulated impairment losses are included in accumulated depreciation.
(3)	Contingent liabilities including guaranteed liabilities:
	Outstanding guaranteed liabilities	¥4,729 million

* These are guarantees for housing loans owed by Company employees.

(4)	Amounts due from and to affiliate companies:
	(1) Short-term credits	¥53,809 million
	(2) Long-term credits	¥232 million
	(3) Short-term debts	¥53,030 million
(5)	There are no amounts due from or to Directors and Company Auditors.
3.	Notes to Non-Consolidated Statement of Income

Transactions with affiliate companies:
(1) Sales to affiliate companies:	¥219,952 million
(2) Purchases from affiliate companies:	¥181,785 million

(3)	Non-operating transactions with affiliate companies:	¥33,594 million
4.	Notes to Non-Consolidated Statement of Stockholders’ Equity
(1)	Matters concerning the issued number of shares

Type of shares	Number of shares as of March 31, 2007	Number of shares increased during the business year under review	Number of shares decreased during the business year under review	Number of shares as of March 31, 2008
Shares of common stock	133,189 thousand shares	--	3,599 thousand shares	129,590 thousand shares

Note: The decrease in the issued number of shares represents the cancellation of treasury stock due to a Board of Directors’ resolution.
(2)	Matters concerning the number of treasury stock:

Type of shares	Number of shares as of March 31, 2007	Number of shares increased during the business year under review	Number of shares decreased during the business year under review	Number of shares as of March 31, 2008
Shares of common stock	755 thousand shares	3,601 thousand shares	3,721 thousand shares	634 thousand shares

Note: The increase in the number of treasury stock represents an increase of 3,599 thousand shares due to the purchase of the Company’s shares of treasury stock by resolution of the Board of Directors and an increase of 2 thousand shares due to the purchase of shares less than one unit.
The decrease in the number of treasury stock represents a decrease of 3,599 thousand shares due to the cancellation of treasury stock due to a Board of Directors’ resolution, a decrease of 121 thousand shares due to the exercise of stock options, and a decrease of 1 thousand shares due to the secondary market sale of shares less than one unit.
(3)	Matters concerning dividends:
	Dividends paid:

Resolutions	Type of shares	Total amount of dividends (¥ in millions)	Dividend per share (Yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 28, 2007	Shares of common stock	7,946	60	March 31, 2007	June 29, 2007
Meeting of the Board of Directors held on October 31, 2007	Shares of common stock	7,737	60	September 30, 2007	December 6, 2007

‚	Dividends for which the effective date will be in the next business year, while the record date was during the business year under review:
The Company will propose the following item to the Ordinary General Meeting of Shareholders to be held on June 27, 2008.

Type of shares	Total amount of dividends (¥ in millions)	Dividend source	Dividend per share (Yen)	Record date	Effective date
Shares of common stock	9,026	Retained earnings	70	March 31, 2008	June 30, 2008

(4)	Matters concerning stock acquisition rights:

	Type of shares issued upon	Number of shares issued upon
Date of issue	exercise of stock acquisition rights	exercise of stock acquisition rights
August 6, 2006	Shares of common stock	20,300 shares
July 8, 2007	Shares of common stock	14,700 shares

Note:	The number of shares issued upon exercise of stock acquisition rights excludes shares for which the first day of the exercise period of stock acquisition rights has not arrived.
5.	Notes Concerning Tax Effect Accounting
Breakdown of significant components of deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets:
Retirement and severance benefits:	¥13,672 million
Accrued expenses:	¥2,581 million
Exceeding amount of amortization:	¥4,083 million
Deemed dividend:	¥1,813 million
Loss from write-down of affiliated company	¥9,877 million
Other:	¥2,314 million

Subtotal:	¥34,340 million
Valuation allowance:	(¥12,352 million)

Total deferred tax assets	¥21,988 million

Deferred tax liabilities:
Gain on retirement benefit trust:	(¥5,193 million)
Special depreciation reserve:	(¥325 million)
Reserve for deferred income taxes:	(¥323 million)
Other:	(¥37 million)

Total:	(¥5,878 million

Net deferred tax liabilities:	¥16,110 million

6.	Notes Concerning Fixed Assets Used Under Leasing Agreements

In addition to the fixed assets stated on the accompanying non-consolidated balance sheet, the main assets used under leasing agreements are electronic calculators and peripheral equipment.

7.	Notes Concerning Transactions with Related Parties
Subsidiaries:

					Relationship
Relationship	Name	Capital or investment	Business or occupation	Percentage of votes held by the Company	Concurrently holding office as officers	Business relations
Subsidiary	TDK-MCC Corporation	¥1,000 million	Manufacture of electronic materials & components	100%	None	Manufacture of the Company’s products
Subsidiary	SAE Magnetics (Hong Kong) Limited (Hong Kong)	HK$50 thousand	Manufacture and sale of electronic materials & components	100%	1 officer	Manufacture and sale of the Company’s products

Name	Transaction	Transaction amount (Millions of yen)	Item	Balance as of March 31, 2008 (¥in millions)

TDK-MCC Corporation	• Purchase of products	50,162	Trade payable	7,984
	(Note 1)
	• Receipt of rental fees	9,874	Accrued revenue	826
	of equipment (Note 2)

SAE Magnetics (Hong	• Sale of products	35,784	Trade receivable,	4,236
Kong) Limited (Hong Kong)	(Note 1)
	• Receipt of fees for	7,200	Accrued revenue	1,899
	technological
	consultation
	(Note 3)
	• Borrowing of working	10,019	Short-term debt	10,019
	capital (Note 4)
	• Prior year’s price	3,073	-	-
	adjustment of products
	(Note 5)

Terms of transactions or policies for determining them:

Notes:	1.	Purchases and sales of products are determined with reference to the market value.
	2.	The receipt of equipment rental fees is determined by agreements, based on depreciation of leased equipment plus incidental costs.
	3.	Fees for technological consultation are determined by agreements based on the sales history.
	4.	Funds are borrowed from subsidiaries as necessary depending on the funding situation. The interest rate is set by agreement of both parties with reference to the market interest rate.
	5.	The adjustment amount relating to product transactions that had to be paid for based on determination of objection by the tax authorities.
8.	Notes Concerning Per-Share Data

(1) Book-value per share:	¥3,236.08
(2) Net loss per share:	¥6.06
9.	Notes Concerning Retirement and Severance Benefits
    (1)   Retirement and Severance Benefits:
 Components of retirement and severance benefits:

112th Business year
(As of March 31, 2008)
(¥ in millions)
(1) Retirement and severance benefit obligation	(165,080)
(2) Plan assets	151,035
(3) Unfunded obligations for benefit obligation (1) + (2)	(14,045)
(4) Unrecognized actuarial loss (gain)	22,738
(5) Unrecognized prior service costs	(18,146)
(6) Prepaid pension costs	7,445
(7) Accrued retirement and severance benefits (3) + (4) + (5) - (6)	(16,898)

‚ Components of retirement benefit costs:

112th Business year
(April 1, 2007- March 31, 2008)
(¥ in millions)
Retirement benefit costs	2,502
(1) Service cost	4,742
(2) Interest cost	3,581
(3) Expected return on plan assets	(5,300)
(4) Amortization of prior service costs	(1,556)
(5) Amortization of actuarial loss (gain)	527
(6) Extra benefits paid	508

ƒ Calculation basis of retirement and severance benefit obligations:

		112th Business year
		(As of March 31, 2008)
(1)	Discount rates	2.2%
(2)	Expected rates of return on investment:	3.4%
(3)	Distribution method of estimated amount of retirement and severance benefits during the period	Period fixed amount standard
(4)	Amortization of prior service costs	Average remaining years of service of the employees when incurred
(5)	Years to amortize actuarial gain/loss	Average remaining years of service of the employees when incurred

     (2)    Gain on business transfer to Imation Corp.
     The gain on business transfer to Imation Corp. is the gain on the transfer of TDK’s recording media sales business to Imation Corp.
     (3)   Prior year’s price adjustment of products:
     The prior year’s price adjustment of products is the amount payable on product transactions between the Company and certain overseas subsidiaries for adjusting transfer pricing. The adjustments are made in accordance with the mutual agreement procedure established between the tax authorities in Japan and countries in question and a reinvestigation decision by the tax authorities regarding transfer pricing.
     (4)   Loss from write-down of affiliated company
     The loss from write-down of affiliated company relates to the write down of overseas subsidiary shares wholly owned by the Company.
     (5)   Prior-year income taxes, etc.
     Prior-year income taxes is the amount of corporate income taxes and other additional tax liabilities refunded due to the partial cancellation of correction notices relating mainly to transfer pricing with respect to product transactions between the Company and certain Company overseas subsidiaries.

Attached Document (10)
CERTIFIED COPY OF PUBLIC ACCOUNTANTS’ REPORT
FOR CONSOLIDATED STATUTORY REPORTS
[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report

The Board of Directors
TDK Corporation	May 27, 2008

KPMG AZSA & Co.

Naoki Matsumoto (Seal)
Designated and Engagement Partner
Certified Public Accountant	Hideaki Koyama (Seal)
Designated and Engagement Partner
Certified Public Accountant
We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of stockholders’ equity and the related notes of TDK Corporation for the year from April 1, 2007 to March 31, 2008 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of TDK Corporation and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with U.S. generally accepted accounting principles pursuant to the Article 148(1) of the regulation on the Corporate Law (Refer to Note 3. Significant Accounting Policies (1)).
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Attached Document (11)
CERTIFIED COPY OF PUBLIC ACCOUNTANTS’ REPORT
FOR NON-CONSOLIDATED STATUTORY REPORTS
[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report

The Board of Directors
TDK Corporation	May 27, 2008

KPMG AZSA & Co.

Naoki Matsumoto (Seal)
Designated and Engagement Partner
Certified Public Accountant
Hideaki Koyama (Seal)
Designated and Engagement Partner
Certified Public Accountant
        We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and its supporting schedules of TDK Corporation as of March 31, 2008 and for the 112th business year from April 1, 2007 to March 31, 2008 in accordance with Article 436(2)of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.
        We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.
        In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of TDK Corporation for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.
        Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Attached Document (12)
CERTIFIED COPY OF AUDIT REPORT OF BOARD OF COMPANY AUDITORS
Audit Report of Board of Company Auditors
        The board of company auditors(“Board”) of TDK Corporation (“Company”) has reviewed and discussed the audit report prepared by each company auditor with respect to the execution of the duties by the directors during the 112th business year commencing on April 1, 2007 and ending on March 31, 2008 and prepared the following audit report of the Board.
1.	Means and methods of audits employed by the company auditors and the Board.
        The Board established audit policies, allocation of duties and other relevant matters; received reports from each company auditor regarding their execution of audits and results thereof, as well as reports from directors, etc. and the accounting auditors regarding the execution of their duties; and sought explanations as necessary.
        Each company auditor conducted audits in accordance with the audit policies, schedules, allocation of duties and other relevant matters established by the Board for the relevant business year; communicated with the directors, accounting auditors, internal audit group and other employees; made efforts to develop the audit environment and collect information; participated in the meetings of the board of directors and other important meetings; received reports from the directors and employees regarding the execution of their duties; sought explanations as necessary; examined important approval records and associated information; and investigated the status of the operations and property at the head office and other principal offices. In addition, the company auditors reviewed the contents of the resolution of the board of directors with respect to the development of systems necessary to ensure that the execution of the duties by the directors complies with the laws and regulations and the articles of incorporation, and other systems, prescribed under item 6 of section 4 of article 362 of the Companies Act and under section 1 and section 3 of article 100 of the enforcement regulations of the Companies Act; and monitored and verified the operations of the system developed based on such resolution (“Internal Control System”). With respect to subsidiaries, the company auditors communicated and exchanged information with their directors and company auditors and received business reports from subsidiaries as necessary. Based on the above means and methods, the company auditors examined the business reports and the supplementary schedules thereof for the relevant business year.
        Furthermore, while monitoring and verifying whether the accounting auditors maintained their independence and implemented appropriate audits, the company auditors received reports from them regarding the execution of their duties and sought explanations as necessary. In addition, the company auditors received a notice from the accounting auditors that they have developed the “systems necessary to ensure proper execution of duties”, prescribed under Article 159 of the Company Accounting Regulations, in accordance with the “Quality Management Standards Regarding Audits”, published by the Business Accounting Council, as of October 28, 2005, and other relevant standards and sought explanations as necessary. Based on the above means and methods, the company auditors examined the financial statements (balance sheet, income statement, statements of changes in stockholders” equity and notes to the financial statements) and the supplementary schedules thereof as well as the consolidated financial statements (consolidated balance sheet, consolidated income statement, consolidated statements of changes in stockholders’ equity and notes to the consolidated financial statements) for the relevant business year.

2.	Audit Results
(1)	Results of audits of the business reports and other subjects
i	The Board has confirmed that the business reports and the supplementary schedules thereof accurately indicate the status of the assets and profits and losses of the Company in compliance with applicable laws and regulations and the articles of incorporation.

ii	The Board has found no misconduct or material facts in violation of laws and regulations or the articles of incorporation in connection with the execution of the duties by the directors.

iii	The Board has confirmed that the content of the resolution of the board of directors regarding the Internal Control System is appropriate and there is no matter on which to remark in regard to the execution of the duties by the directors regarding the Internal Control System.
(2)	Results of audits of the financial statements and the supplementary schedules thereof
The Board has confirmed that the methods and results of the audits employed by the accounting auditors, audit firm of KPMG AZSA & Co., are appropriate.
(3)	Results of audits of the consolidated financial statements
The Board has confirmed that the methods and results of the audits employed by the accounting auditors, audit firm of KPMG AZSA & Co., are appropriate.
May 28, 2008

Board of company auditors TDK Corporation

Full-time company auditor
Masaaki Miyoshi	(Seal)
Full-time company auditor
Noboru Hara	(Seal)
Outside company auditor
Kaoru Matsumoto	(Seal)
Outside company auditor
Ryoichi Ohno	(Seal)
Outside company auditor
Yukio Yanase	(Seal)

(Note)	Note for English translation
Certain terms used in this report have meanings as defined in the Japanese Companies Act and/or related regulations.

- End -

     Reference Documents for the Ordinary General Meeting of Shareholders

First Item:	Appropriation of Retained Earnings
     The Company would like to appropriate surplus as follows:
     The Company gives a priority to returning earnings to its shareholders as an important management issue. The Company’s fundamental dividend policy is to consistently increase its dividend by taking into consideration the level of return on equity (ROE), dividends on equity (DOE) and business results on a consolidated basis, among other factors.
     In addition to the proposed dividend, the Company proposes to allocate a portion of retained earnings to its internal reserve, which the Company will use to make aggressive investments for growth, mainly in the development of new products and technologies in key fields so as to respond precisely to the rapid technological advances in the electronics industry.
     The Company proposes that a year-end dividend for the business year under review be as provided below.
1.	Matters concerning year-end dividends:
	Item concerning the allotment of dividend assets and the total amount thereof: ¥70 per share of common stock of the Company Total amount: ¥9,026,901,520
* The total cash dividend is ¥130 per share, together with the interim dividend of ¥60 per share paid on December 6, 2007. It is a ¥20 per share increase compared with the previous business year.
‚	Date when a dividend of retained earning takes effect: June 30, 2008
2.	Other matters related to appropriation of retained earning
(1)	Increasing retained earning items and the amount thereof Earned retained earning carried forward ¥306,053,000,000
(2)	Decreasing retained earning items and the amount thereof Reserve ¥306,053,000,000

Second Item:	Issuance of Stock Acquisition Rights as Stock Option Scheme for Stock Compensation-Type Plan
The Company cordially requests the shareholders’ approval for delegating the issuance of stock acquisition rights to Corporate Officers of the Company as stock option scheme for a stock-linked compensation plan to the Board of Directors, pursuant to the provisions of Articles 236, 238 and 239 of the Companies Act of Japan.
1.	Reason for issuance of stock acquisition rights with particularly favorable terms and conditions to individuals other than shareholders:

The Company will issue stock acquisition rights free of charge in accordance with the terms of issue stated in item 2. below to Corporate Officers as a stock option scheme for a stock-linked compensation plan. The stock acquisition rights are structured so that these Corporate Officers also share the risk of a decrease in the Company’s share price with shareholders and not just the benefits of a price increase. The issuance of these rights is thus intended to provide the Corporate

Officers with further incentive for improving the operating results and share price. The amount to be paid per share issued upon the exercise of stock acquisition rights is ¥1 per share.
2.	Terms of issue of stock acquisition rights:

(1)	Maximum number of stock acquisition rights Up to 156 stock acquisition rights as detailed in (3) below.

Furthermore, up to 15,600 shares of the Company’s common stock may be issued upon exercise of stock acquisition rights. In the event that the “number of shares granted” is adjusted in accordance with (3)‡@ below, the number of shares shall be calculated by multiplying the “number of shares granted” after adjustment by the maximum number of stock acquisition rights as stated above.

(2)	Amount to be paid for stock acquisition rights No payment shall be required for the stock acquisition rights.

(3)	Features of stock acquisition rights
	Class and number of shares to be issued upon the exercise of the stock acquisition rights

The class of share to be issued upon the exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares issued upon exercise of each stock acquisition right (hereinafter the “number of shares granted”) shall be 100 shares.

However, in the event that the Company conducts a share split, allots shares without contribution, or consolidates its common stock after the determination date of this proposal (hereinafter “determination date”), the “number of shares granted” shall be adjusted according to the following method of calculation. This adjustment will apply to the “number of shares granted” for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be disregarded.
“Number of shares granted” after adjustment = “Number of shares granted” before adjustment x share split or share consolidation ratio
Moreover, in other cases where circumstances arise requiring the “number of shares granted” to be adjusted after the determination date, the “number of shares granted” shall be adjusted appropriately.
‚	Method for calculating the amount to be contributed when exercising each stock acquisition right
The amount to be contributed when exercising each stock acquisition right shall be the amount to be paid for each share issued upon exercise of stock acquisition rights, which shall be ¥1, multiplied by the “number of shares granted.”
ƒ	Exercise period for stock acquisition rights
The exercise period shall be from July 6, 2008 to July 5, 2028.
„	Other conditions for exercising stock acquisition rights
(a)
 Holders of stock acquisition rights, excluding (b) below, shall not be able to exercise stock acquisition rights during the period from July 6, 2008 to July 5, 2011, but will be able to exercise stock acquisition rights after July 6, 2011.

(b)
Holders of stock acquisition rights shall be permitted to exercise stock acquisition rights prior to July 5, 2011 in cases specified in (i) and (ii) below, as long as it is within the time frame stipulated therein.

(i) In the event that a holder of stock acquisition rights loses his or her position as either Director or Company Auditor, or employee of the Company (including full-time consultants and contract employees, but excluding part-time consultants and part-time contract employees. *This definition of employee will hereinafter be applicable.)
          Three years from the day after losing the position.
(ii) In the event that a proposal for approval of a merger agreement, under which the Company is to be dissolved, or a proposal for approval of a share exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary of another company, is approved at a meeting of shareholders of the Company.
          A period of 15 days from the day following the approval date.
(c)
On or after July 6, 2011, in the event that a holder of stock acquisition rights loses his or her position as either a Director or employee of the Company, the holder may exercise his or her rights up to three years from the day after losing the position as long as it is within the exercise period for stock acquisition rights.

(d)	If a holder of stock acquisition rights waives such holder’s stock acquisition rights, such stock acquisition rights cannot be exercised.
…	Item concerning increases in capital and capital reserves if shares are issued upon exercise of stock acquisition rights
(a) In the event that shares are issued upon exercise of stock acquisition rights, capital shall increase by half the limit for increase in capital calculated in accordance with Article 40-1 of the Japanese Company Accounting Regulations. Any amount less than one yen arising from this calculation shall be rounded up to the nearest yen.
(b) In the event that shares are issued upon exercise of stock acquisition rights, capital reserves shall increase by the amount remaining after deducting the increase in capital prescribed in (a) above.
†
Restrictions on the acquisition of stock acquisition rights due to transfers Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company’s Board of Directors.

‡	Provisions for call option of stock acquisition rights No provisions for call option of stock acquisition rights are specified.
(4)
Delegation of the determination of subscription matters, and others Matters concerning the terms of offering and details of stock acquisition rights, other than the items prescribed above, shall be determined at the meeting of the Board of Directors to be held after this Ordinary General Meeting of Shareholders.

Third Item:	Issuance of Stock Acquisition Rights as Stock Option Scheme
The Company cordially requests the shareholders’ approval for delegating the issuance of stock acquisition rights to key employees of the Company, and directors and key employees of group companies as stock option scheme for a stock-linked compensation plan to the Board of Directors of the Company, pursuant to the provisions of Articles 236, 238 and 239 of the Companies Act of Japan.
1.	Reason for issuance of stock acquisition rights with particularly favorable terms and conditions to individuals other than shareholders:

The Company will issue stock acquisition rights free of charge in accordance with the terms of issue stated in item 2. below to key employees of the Company, and directors and key employees of group companies as a further incentive for contributing to the improvement of the Company’s consolidated operating results.

2.	Terms of issue of stock acquisition rights:
(1)	Maximum number of stock acquisition rights: Up to 1,300 stock acquisition rights as detailed in (3) below.

Furthermore, up to 130,000 shares of the Company’s common stock may be issued upon exercise of stock acquisition rights. In the event that the “number of shares granted” is adjusted in accordance with (3)‡@ below, the maximum number of shares shall be calculated by multiplying the “number of shares granted” after adjustment by the maximum number of stock acquisition rights as stated above.

(2)	Amount to be paid for stock acquisition rights: No payment shall be required for the stock acquisition rights.

(3)	Features of stock acquisition rights:
	Class and number of shares to be issued upon the exercise of the stock acquisition rights
The class of share to be issued upon the exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares for each stock acquisition right (hereinafter the “number of shares granted”) shall be 100 shares.
However, in the event that the Company conducts a share split, allots shares without contribution, or consolidates its common stock after the determination date of this proposal (hereinafter “determination date”), the “number of shares granted” shall be adjusted according to the following method of calculation. This adjustment will apply to the “number of shares granted” for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be disregarded.
“Number of shares granted” after adjustment = “Number of shares granted” before adjustment × share split or share consolidation ratio
Moreover, in other cases where circumstances arise requiring the “number of shares granted” to be adjusted after the determination date, the “number of shares granted” shall be adjusted appropriately.
‚	Method for calculating the amount to be contributed when exercising each stock acquisition right
The amount to be contributed when exercising each stock acquisition right shall be the amount to be paid for each share issued upon exercise of stock acquisition rights (hereinafter the “exercise price”) multiplied by the “number of shares granted.”
The exercise price shall be an amount which is the average of the closing price (“closing price”) of the Company’s common stock in a regular transaction on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the date of allotment (hereinafter “allotment date”) of stock acquisition rights, multiplied by 1.05. Any amount less than one yen arising from this calculation shall be rounded up to the nearest yen.
However, if the resulting exercise price is less than the closing price as of the day before the allotment date (or the closing price on the nearest preceding day if there is no closing price on that date), then the closing price on the day before the allotment date shall be used instead.
In the event that the Company conducts a share split, allots shares without contribution, or consolidates its common stock after the allotment date, the exercise price shall be adjusted in accordance with the following method of calculation and any amount less than one yen arising out of such adjustment shall be rounded up to the nearest yen:
Exercise price after adjustment = Exercise price before adjustment × 1/share split or share consolidation ratio
In case the Company issues new shares or disposes of its treasury shares at a price less than the current market price (except in the case of the conversion of convertible stock or stock with mandatory conversion terms, or in the case of a request by a shareholder for the sale of shares less than one unit or the exercise of stock acquisition rights), the exercise price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded up to the nearest yen:

			Number of	Number of shares		Amount paid
			shares issued +	newly issued	x	per share
Current market price

Exercise Price	Exercise Price		Number of			Number of newly issued
after adjustment	before adjustment	x	shares issued	+		shares
In the above formula, the “number of shares issued” shall be defined as the aggregate number of shares of common stock issued and outstanding less the number of treasury stock. In the event that the Company disposes of treasury stock, the “number of new shares issued” shall be read as “number of treasury stock disposed of.”
Moreover, in other cases where circumstances arise requiring the exercise price to be adjusted after the allotment date, the exercise price shall be adjusted appropriately.
ƒ	Exercise period for stock acquisition rights
The exercise period shall be the period beginning August 1, 2010 and ending on July 31, 2014.
„	Items concerning increases in capital and capital reserves if shares are issued upon exercise of stock acquisition rights
(a) In the event that shares are issued upon exercise of stock acquisition rights, capital shall increase by a half of the limit for increase in capital calculated in accordance with Article 40-1 of the Japanese Company Accounting Regulations. Any amount less than one yen arising shall be rounded up to the nearest yen.
(b) In the event that shares are issued upon exercise of stock acquisition rights, capital reserves shall increase by the amount remaining after deducting the increase in capital prescribed in (a).
…	Restrictions on the acquisition of stock acquisition rights due to transfers):
Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company’s Board of Directors.
†	Provisions for the acquisition of stock acquisition rights):
The Company may acquire the stock acquisition rights without compensation on a date separately specified by the Board of Directors if a meeting of shareholders of the Company approves the following proposals (or a resolution of the Company’s Board of Directors approves the following proposals where approval of the shareholders is not required):
(a) a proposal of a merger agreement under which the Company is to be dissolved;
(b) a proposal for a company split agreement or plan under which the Company undergoes a split; or
(c) a proposal of a share transfer agreement or plan that makes the Company a wholly owned subsidiary of another company,.
(4)	Delegation of determination of the terms of offering and others:
Matters concerning the terms of offering and details of stock acquisition rights, other than the items prescribed above, shall be determined at the meeting of the Board of Directors to be held after this Ordinary General Meeting of Shareholders.

Fourth Item: Election of Seven (7) Directors

The terms of offices of all seven (7) Directors will expire at the closing of this Ordinary General Meeting of Shareholders. You are requested to elect seven (7) Directors.

Candidates for Directors are as follows:

Candidate	Name	Resume, Position and Duties at the Company,		Number of Shares
No.	(Date of Birth)	Status as Other Company’s Representative, if		of the Company
		any		Owned

1.	Hajime Sawabe (Jan. 9, 1942)	April 1964: April 1991:	entered into the Company General Manager of European Division of Recording Media Business Group of the Company	11,000 shares
		June 1996:	Director & General Manager of Data Storage Components Business Group of the Company
		June 1998:	President & Representative Director of the Company
		June 2006:	Chairman & Representative Director of the Company (present post)

2.	Takehiro Kamigama (Jan. 12, 1958)	April 1981: April 2001:	entered into the Company General Manager in charge of strategic technology of Recording Device Business Division of the Company	3,300 shares
		Oct. 2001:	General Manager of Head Business Group of the Company

		June 2002:	Corporate Officer of the Company
		June 2003:	Senior Vice President of the Company
		June 2004:	Director and Executive Vice President of the Company
		June 2006:	President & Representative Director of the Company (present post)

3.	Seiji Enami (Sep. 14, 1947)	Jan. 1974: April 1997:	entered into the Company General Manager of Corporate Planning Department of Recording Media Business Division of the Company	1,100 shares
		April 2000:	General Manager of Market Sales Department of Recording Media & Systems Division of the Company
		April 2001:	General Manager of Finance & Accounting Department of the Company
		June 2004:	Corporate Officer of the Company General Manager of Finance & Accounting Department of Administration Group of the Company (present post)
		June 2005:	Director of the Company
		June 2007	Director & Senior Vice President of the Company (present post)

Candidate	Name	Resume, Position and Duties at the Company,		Number of Shares
No.	(Date of Birth)	Status as Other Company’s Representative, if		of the Company
		any		Owned

4.	Shinji Yoko (Jan. 2, 1948)	April 1970: Jan. 1994:	entered into the Company General Manager of European Sales Headquarters of Electronic Materials Sales & Marketing Department of the Company	1,000 shares
		June 1998:	Director of the Company
		Jan. 1999:	Director, Deputy General Manager of Electronic Components Sales & Marketing Division of the Company/General Manager of European Sales Headquarters
		April 2000:	Director, Deputy General Manager of Electronic Components Sales & Marketing Division of the Company/ General Manager of High Frequency Components Department of the Company
		June 2002:	Director & Senior Vice President of the Company (present post) General Manager of Electronic Components Sales & Marketing Group of the Company (present post)

5.	Yasuhiro Hagihara (Oct. 19, 1937)	April 1971:	registered as lawyer in Washington D.C. in the U.S.	1,000 shares
		Aug. 1976:	joined Graham and James LLP in the U.S.
		Jan. 1979:	Partner of the said law firm
		July 2000:	Partner of Squire Sanders Gaikokuhou Kyodo Jigyo Horitsu Jimusho (present post)
		Aug. 2001	Squire Sanders Gaikokuhou Kyodo Jigyo Horitsu Jimusho Gaikokuho Jimu Bengoshi (present post)
		April 2002	Keio University, Department of Law adjunct professor (present post)
		June 2002:	Director of the Company (present post)

Candidate	Name	Resume, Position and Duties at the Company,		Number of Shares
No.	(Date of Birth)	Status as Other Company’s Representative, if		of the Company
		any		Owned

6.	Minoru Takahashi (Feb. 12, 1948)	April 1970: June 2003:	entered into the Company Corporate Officer of the Company, General Manager of Sensor & Actuators Business Division of the Company	1,000 shares
		April 2005:	Corporate Officer, in charge of technology and intellectual properties, General Manager of Technology Group and General Manager of Devices Development Center of Technology Group of the Company
June 2005:	Senior Vice President of the
Company, in charge of technology,
intellectual properties and
Amperex Technology Limited
(ATL)
General Manager of Technology
Group and General Manager of
Devices Development Center of
Technology Group of the
Company
June 2007:	Director & Senior Vice President
of the Company, in charge of
technology, intellectual properties
and ATL
General Manager of Technology
Group of the Company and
General Manager of Materials and
Process Development Center
(present post)

7. *	Kenichi Mori (Sep 28, 1938)	April 1962:	entered into Toshiba Corporation, Research and Development Center	0 shares
		June 1994:	Director of Toshiba Corporation, General Manager of Information Equipment Group
		June 1996:	Executive Director of the same company
		June 1998:	Executive Director of Toshiba Tec Corporation
		June 1999:	President of the same company
		April 2004:	Professor at Tokyo University of Science MOT Graduate School (present post)

Program Director at the Japan Science and Technology Agency, a semi governmental organization

Notes:	1.	None of the above seven (7) candidates have any special interests in the Company.

	2.	The name designated with the mark “*” represents a candidate for new Director.

	3.	Messrs Yasuhiro Hagihara and Kenichi Mori are candidates for outside Director.

	4.	The reasons that the Company recommends Messrs Yasuhiro Hagihara and Kenichi Mori to be candidates for the outside Director are as stated below:
Mr. Yasuhiro Hagihara is a noble-minded person and has professional knowledge regarding the laws and regulations as a U.S. attorney
-at-law. He also has affluent knowledge regarding corporate management. The Company believes that he is capable of giving advice and recommendations to ensure legality and reasonability of decision-making of the Board of Directors of the Company, and requests that the shareholders elect him as an outside Director of the Company.
Mr. Kenichi Mori is a noble-minded person, and has an abundance of knowledge relating to scientific technology, as well as knowledge and experience concerning management of companies related to the electronics industry. The Company believes that he is capable of giving advice and recommendations to ensure legality and reasonability of decision-making of the Board of Directors of the Company, and requests that the shareholders elect him as an outside Director of the Company.

5.	Mr. Yasuhiro Hagihara is currently the outside Director of the Company. His term of office as the outside Director will be six years at the closing of this Ordinary General Meeting of Shareholders.
Fifth Item: Provision of Bonus to Directors as a Group

Taking into consideration the business performance for the business year under review and other matters, it is proposed that a bonus in the aggregate amount of ¥166,420 thousand shall be paid to seven (7) Directors engaged in business execution (except one (1) outside Director), who were in office at the end of the business year under review.

Sixth Item: Presentation of Retirement Allowance to the Retiring Director
1.
It is proposed that a retirement allowance shall be presented to Mr. Jiro Iwasaki, who will retire as Director at the closing of this Ordinary General Meeting of Shareholders upon the expiration of his term of office in appreciation for his meritorious service to the Company, in a reasonable amount based on the specified standards of the Company.

The Company also proposes that the determination of the amount, the date of presentation and procedures be delegated to the Board of Directors..

The calculation formula of the retirement allowances to the Directors is provided for in the Regulations of Retirement Allowances System for Directors of the Company. There are no statements concerning the percentage or amount of the extra payment depending on the services.

The Company suspended reserve for the retirement allowances to Directors after the date following the Ordinary General Meeting of Shareholders held on June 27, 2002. This proposal is made with respect to the years the Director was in office prior to June 27, 2002.

The resume of the retiring Director is as follows:

Name		Resume

Jiro Iwasaki	June 1996:	Director of the Company
	June 1998:	Senior Vice President of the Company
	June 2002:	Director & Senior Vice President of the Company
	June 2006:	Director & Executive Vice President of the Company (present post)

- End -
Map to Technical Center of TDK Corporation
(Translation omitted)